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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Electrocomponents plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 29 2005
THOMSON FINANCIAL

FILE NO. 82- 34672 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 6/27/05



"FOCUSED ON STRENGTHS"

Ian Mason
Chief Executive







Electrocomponents plc Annual Report and Accounts 2005

We are focusing on our strengths in our Electronic and Electromechanical and Convenient and Urgent offers in all the markets we serve







Contents

For more information please visit our website
www.electrocomponents.com

Group Financial Highlights

	2005	2004#	%
Turnover	£773.9m	£759.3m	+4.5
Operating profit*	£105.3m	£108.3m	-1.7
Profit before tax*	£104.4m	£107.1m	-1.2
Earnings per share*	17.0p	17.5p	-2.9
Free cash flow per share	14.0p	19.1p	-26.7
Dividends per share	18.4p	18.2p	+1.1

Turnover of continuing operations (£m)


823.9
759.6
743.7
759.3
773.9
01
02
03
04
05

Operating profit of continuing operations* (£m)


130.9
108.7
102.3
108.5
105.3
01
02
03
04
05

Profit before tax*† (£m)


124.1
105.5
101.1
107.1
104.4
01
02
03
04
05

Earnings per share*† (pence)


20.2
17.3
16.5
17.5
17.0
01
02
03
04
05

Free cash flow per share (pence)


18.1
18.8
15.7
19.1
14.0
01
02
03
04
05

Dividends per share (pence)


13.8
15.9
17.0
18.2
18.4
01
02
03
04
05

Group turnover by destination


Rest of World
Japan
North America
Rest of Europe
UK

RS Rest of Europe turnover


France
Distributors
Benelux
Ireland
Spain
Scandinavia
Austria
Italy
Germany

RS Rest of World turnover


Australasia
Other
Chile
South Africa
South Asia
Distributors
North Asia

* Before amortisation of goodwill. # As restated for the implementation of UITF 38: Accounting for ESOP Trusts. † 2001: Before exceptional loss on closure.

Definitions of terms:
In order to reflect underlying business performance, comparisons of sales and profits between periods have been adjusted as follows unless otherwise stated:
- changes in sales are adjusted for exchange rates and the number of trading days;
- changes in profits are adjusted for exchange rates and for the prior year restatement for the adoption of UITF 38 (Accounting for ESOP Trusts); and
- changes in cash flow, debt and share related measures, such as earnings per share, are at reported exchange rates.

Chairman's Statement



We remain committed to generating high returns for shareholders over time as a result of past investments and the developments now in progress.

Bob Lawson, Chairman

The sales growth experienced in the first half of the year weakened in the second half which resulted in a small decline in operating profit for the year of 1.7% to £105.3m from a sales increase of 4.5% to £773.9m.

Our view is that our markets, particularly in Europe, have become markedly more difficult. Your Group will therefore increasingly focus on serving the small quantity needs of the electronics engineer together with a broad offer for other engineering disciplines. Our market position in the electronics sector globally is our core strength as reflected by the Distributor of the Year award. However we can exploit this strength to a much greater extent as, I believe, will be demonstrated during the coming years.

Dividend

The Board recommends that the final dividend per share for the year be the same as last year (12.6p) to give 18.4p for the full year, an increase of 1.1%.

Dividend growth in recent years has been based on our view that the high cash generation of the Group, the strong balance sheet and the expectation of reasonably consistent profit growth would permit most of the earnings and cash flow to be distributed as dividend. Profits have not developed as expected, particularly in the UK and Europe, and in light of the strategic review the dividend policy has been reassessed.

The Board recognises the importance of dividends to shareholders and is confident that the successful implementation of the Enterprise Business Systems (EBS), execution of the strategy and cost reduction initiatives will significantly improve financial performance over the next three years. Consequently, assuming no substantial deterioration in economic conditions, the Board has decided that it should maintain the current level of dividend during these three years. To the extent necessary, the strength of the balance sheet will be used to support the dividend.

Our people

Our staff have experienced a demanding year. The reason that customers place business with us is service excellence and this relies on the attention and commitment of each member of staff. The award received,

WHERE WE ARE, WORLDWIDE

Our Group comprises the RS companies in 24 countries and Allied in the United States and Canada.

RS BUSINESSES:

United Kingdom

Rest of Europe
France, Germany, Italy, Austria, Spain, Republic of Ireland, Denmark, Sweden, Norway, The Netherlands, Belgium

Japan

Rest of World
Australia, China, Hong Kong, Singapore, South Africa, Taiwan, Malaysia, New Zealand, The Philippines, India, Chile

ALLIED ELECTRONICS:

North America
United States
Canada

confirmed by independent market research, confirms that all our people execute their roles supremely well resulting in the service being second to none. I am particularly pleased that these service standards have been maintained whilst either preparing for or installing major system changes in many of our major markets.

On behalf of the Board I would like to thank each person for their contribution.

As announced on March 22nd, Jeff Hewitt, the Group Finance Director, wishes to seek early retirement from the Board in order to develop his career beyond executive duties.

Jeff has been Finance Director for nine years and has played a major role in all the Group activities from being active in strategy execution to Y2K and the launch of the Euro. Latterly, Jeff has played a leading role in the development of the Groupwide Enterprise Business Systems together with strengthening and developing the financial management and investor relations activity of the Group.

Jeff has been a tremendous colleague, catalyst and mentor to all in the Group who have had the pleasure of working with him, and we wish him continued success in his new career direction.

Our search for Jeff's replacement has been successful, and I am delighted to announce that Simon Boddie, Finance Director of Key Markets for Diageo, will be joining us on 1 July. Simon brings much relevant experience, particularly of rapidly changing international markets, which will be of direct benefit to the Group. Jeff will be staying with the Group to ensure a comprehensive handover to Simon.

It is also a great pleasure to welcome Kevin Abbott to the Board. Kevin is CEO of Alpha Airports and not only brings current experience of a demanding service industry but also a breadth of relevant international knowledge. In the short time that Kevin has been on the Board, he has made a significant contribution.

Governance

The Board has met 12 times during the year and also visited the UK operations. In addition, a two-day strategic review was held, at which Regional Managers presented their plans and priorities were agreed.

Current trading and outlook

The Board is intent on delivering a sustainable and growing profit stream. We are announcing the next stage of the Group's development which will achieve the Board's objectives by focusing on the key customer groups in each market served and reducing costs. A key enabler is the Enterprise Business System, and its implementation this year in the UK is a major task. The Group does have a track record of executing change well.

Since the year end, trading has remained strong in North America, Asia, Japan and the smaller European markets but it has continued to be depressed in the UK and our main European markets. The leading indicators suggest a difficult trading environment in most of our markets and so we remain cautious on the outlook for the coming year.

We remain committed to generating high returns for shareholders over time as a result of past investments and the developments now in progress.

Bob Lawson

Chairman's Statement

GLOBAL OPERATIONS AS % OF TOTAL GLOBAL GDP


Operating companies
Distributor network
Export only markets

Our operating companies cover 82% of Global GDP and we believe that further scope for growth exists.



The strategy of the Group is evolving. By focusing on our core strengths in the EEM market we believe we can achieve higher sales growth and maintain high returns.

Ian Mason, Chief Executive



Overview

During the year, the Group has undertaken a review of its strategy. Over the past five years, while the Group has continued to generate high returns, overall profits have remained essentially flat. This has been caused by a combination of a lack of overall sales growth and higher costs to build our global infrastructure. The continued decline of RSUK and flat sales in our main European markets of France, Germany and Italy have constrained Group sales – other markets have shown good growth. Enterprise Business System (EBS) implementation costs and our investments considerably ahead of growth have significantly increased our infrastructure costs. Comprehensive customer research to understand how to accelerate sales growth and a review of the costs to complete, leverage and reduce our future infrastructure costs was undertaken. The Group Strategy has evolved accordingly.

Customer research

Customer research in the UK and Europe generated a consistent picture across markets. Customers view the RS brand and service very positively, however, the competitiveness of our broad offer has declined as local wholesalers, in particular, have improved their service. A better understanding of our market position has led us to focus on areas of competitive strength and develop programmes to improve the competitiveness of our offer in these areas.

Electronic and Electromechanical (EEM)

The Group is a primary supplier of EEM products to R&D and maintenance engineers around the world. These are the products and customers our businesses were built on. Customers recognise the Group as a leader in this market and the catalogue is the established primary channel to market. However, the competitiveness of our offer has declined as we have focused on developing other technologies and competitors have improved their offers. Improving the competitiveness of our EEM offer will drive faster sales growth through the protection of existing business from competitive threat, and the leveraging of the improved global offer throughout the Group. We have considerable strength to build upon. The EEM market available to catalogue distribution is growing and the Group has a low share.

OUR REFOCUSED STRATEGY WILL ENSURE WE MEET OUR CUSTOMER NEEDS:

- with our Electronic and Electromechanical offer
- in making our offer even more convenient; and
- by meeting their urgent requirements

A 10 point plan is being implemented to improve our EEM offer. Key to this plan are focus, improving the quality of our product range and leveraging e-Commerce to reduce our cost, risk and time to market. Much greater product ranges will be made available from key brands, and Allied products will be made available to RS businesses.

Convenient and Urgent (C&U)

The Group drives significant revenue from customers who value convenience (one-stop-shop) or have an urgent product need ("can't find it"). The customer research highlighted that local wholesalers are the main competition in providing these needs and that their service has improved.

Our offer will be optimised to more effectively meet the convenience and urgent product needs of customers. Key to this is improving the value of the offer. Specific opportunities to drive faster C&U growth will be exploited, including: large accounts; process control and automation; and local presence strategies. The product range will be optimised and the cost to serve reduced.

Competitiveness

As well as focusing on the EEM and C&U market segments, actions are being undertaken, in response to the customer research, to improve the general competitiveness of the Group through improving our price perception, increasing our flexibility in meeting customers' needs, greater leverage of e-Commerce and improving our Sales and Marketing effectiveness. These actions will improve competitiveness and help drive faster sales growth.

Geographic portfolio strategy

Our businesses around the world will be managed differently depending on their stage of development and scale of growth opportunity. Our UK and main European market businesses need to perform. We will continue to invest to develop the massive market potentials in the US, China and Japan where we have strong established businesses. The smaller markets will be free to develop their potential through the continuation of their existing high growth. The primary focus of the strategy is creating and deploying a world-class EEM offer through all businesses.

Infrastructure

The business is heavily engaged in implementing EBS as the final piece of our global infrastructure. EBS will provide the future operating platform of the Group and enables future benefits and cost reduction. It is a massive project that is having a significant impact on the business – cost and distraction/disruption – however, our confidence is high for a successful implementation. A fuller report on the EBS project is included in the Operating and Financial Review.

Plans are being developed to create a lower cost business model over time following the successful implementation of EBS in the UK geography. Implementation of the revised strategy will drive higher sales growth and generate scale economies; EBS implementation costs will be removed and benefits generated; and new approaches to our main cost drivers are being planned.

In the two years following the implementation of EBS in the UK, the operating costs of the Group business model will be substantially lower.

Financial consequences

We believe the actions we are taking will lead to a substantial improvement in the Group's medium term financial performance.

The operating profit impact of the EBS implementation will peak over the next two years and will then reduce significantly due to reduced costs and to benefits realisation. The cash flow impact peaks next year and then will improve considerably as depreciation replaces capital expenditure and cost. The successful implementation of EBS will also enable the strategy and other cost reduction initiatives.

We estimate that the refocusing of the strategy on EEM and C&U markets should generate £20-25m of additional profits annually within three years. Higher sales growth at reasonable margins and economies of scale from leveraging the infrastructure will all contribute to the improvement in profitability.

Annual cost savings of £10-15m will be sought within the same time period from simplifying the business structure consistent with the strategy and the capabilities provided by EBS. One-off costs will be incurred to make these changes, probably over the next two years, however it is premature to determine the scale of these costs.

Cash flow will benefit from the higher profits and working capital efficiencies.

Summary

The strategy of the Group is evolving. By focusing on our core strengths in the EEM market we believe we can achieve higher sales growth and maintain high returns. The implementation of EBS will complete our infrastructure build and we are confident of success and of subsequently migrating to a lower cost business model.



Ian Mason
Chief Executive



The redesigned catalogue makes it easier for our customers to quickly find the products they need

Operating and Financial Review



Ian Mason
Group Chief Executive

Richard Butler
Chief Process Officer

Jeff Hewitt
Deputy Chairman and Group Finance Director

Operating and Financial Review Contents

Description and history

Electrocomponents plc is a high service industrial distributor operating in 26 countries and selling to most of the remaining countries of the world. The Group offers a wide range of products representing a one-stop shop for customers who are typically R&D or maintenance engineers in business. The products are of good quality and all are generally held in stock. There is then a highly efficient delivery process to ensure that the products are despatched the same day that the order is received and delivered to the customer soon after.

This product and service offer is relevant to a wide range of customers from both manufacturing and service sectors. Customers know that Electrocomponents will be able to supply all of the products that they need at short notice. Therefore, they rely on the Group for low value, unplanned requirements. The average order value is generally less than £100 but the number of customer contacts is very large and their demands are diverse. This means that the Group manages tens of thousands of orders per day.

The Group offers its products using several different media including paper catalogue, e-Commerce, CD-ROM and trade counters. It also offers several channels via which customers can place orders including e-Commerce, telephone, fax and at trade counters.

The Group started as Radiospares in London in 1937 selling spare parts for radios. Throughout the 1950s the product range was widened to include more electrical and electronic products. In 1967 Radiospares was floated on the London Stock Exchange as Electrocomponents plc. Throughout the 1990s the Group expanded into other markets, widened the range of product technologies offered and increased the number of services offered to its customers. Almost all of the Group's expansion has been organic with the notable exception of Allied, which was acquired in July 1999.

Group structure and developments

As the Group expanded internationally using the UK business model in the 1990s, the new businesses grew autonomously and so the operating practices differed. To ensure more coherence and control, the matrix organisation was implemented in 1996 and the Group Processes were developed to

BUILDING SERVICE STRENGTHS

Our strategic development



GEOGRAPHIC EXPANSION
• 1-26 countries
• 1990's
PROCESS AND MATRIX ORGANISATION
• Processes
• 1996-2000
GROUP MARKETING STRATEGY
• alignment and sharing
• sales and marketing investment
• 2000-
ENTERPRISE BUSINESS SYSTEMS
• new infrastructure
• integrated system
• new capabilities
• 2000-

support the individual businesses. The Processes allow the businesses to all benefit from the same expertise in product selection and purchase, catalogue development and production, information systems and supply chain support giving cost and other benefits.

The second step from 2000 onwards was to align the selling and marketing activities of each business more closely. This reduced the divergence of the businesses and allowed them a better sharing of successes and experiences. This has been combined with increased investment in selling and marketing across the businesses.

Finally the Group has embarked on a project to implement new enterprise business systems. The existing legacy systems were largely installed in the early 1990s and just as the operating procedures developed in different ways, so did the systems. Similarly, the systems used in the UK were developed for the UK business and were not designed for the UK functioning as the hub of an international group. A "template" for the new Enterprise Business System (EBS) was created from the best practices across the Group that would allow the Group to operate in a more integrated and effective way than was possible with ageing legacy systems.

This template was designed with a SAP-centred enterprise management structure for Europe with a similar but more limited framework (given the smaller businesses) for Asia based on JD Edwards (now Peoplesoft). The EBS Europe applications include stock management, customer relationship management and warehouse management together with core financial and logistics functions. The Asia EBS has been implemented successfully in South Asia, Australasia and Hong Kong whilst in Europe, France was the first implementation with the UK next. The progress and financial impact of this project are discussed in detail later in this review.

Markets and competition

The high service distribution "model" is in very differing stages of development in the markets in which the Group operates. The UK market is relatively developed and customer needs are met through several competing distribution channels with differing service levels. There is only one competitor to RS offering a similar "high service" across a broad product offer. By contrast there are several hundred electrical wholesalers, hundreds more industrial wholesalers and also retailers. Customers will select which of these alternatives offer the service that they need at an acceptable value. Customer research in the UK and Continental Europe has confirmed that the primary alternative to RS for the customer is a local wholesaler. The wholesaler will typically have a smaller range and lower product availability, but typically has lower costs and lower prices than the high service providers. The wholesaler usually has established long term relationships with their local customers. When the wholesaler fails to provide a product, the customer will turn to RS. In electronic and electromechanical products RS is more often the supplier of choice given our strengths and the limited presence of wholesalers in these product areas.

The wide range of customers served by RS in the UK means that RS is affected by trends in the wider economy. Over many years, there has been a decline in UK manufacturing, offset by the growth of the service sector and this has been mirrored in the sales mix of RS UK. A typical situation for RS has been the loss of a long standing, loyal, manufacturing customer who has purchased regularly, sometimes daily. The customers in the manufacturing and service sectors have similar needs and a large part of the product range is equally relevant to both sectors. However, a new customer takes time to become as loyal and to order as frequently as the established customer who may have lost their job. Therefore, although customer numbers may not change significantly, the average number of orders placed by customers will fall and so sales decline until the order frequency is rebuilt.

Continental Europe represents an opportunity for significant growth as our sales would have to increase sevenfold to

MAKING CUSTOMER CHOICE EASY:

> CATALOGUES



> E-COMMERCE



> TRADE COUNTERS



> CD ROMS



reach the same level relative to the regional Gross Domestic Product as achieved by RS in the UK. Our actual sales growth in recent years has been hampered by similar forces to those experienced in the UK, notably the general decline of manufacturing. Whilst catalogue distribution is already well adopted in the electronic sector, electrical and industrial products are traditionally served by wholesalers and more specialised distributors who operate in specific countries.

In North America there is a distinct split between the distribution of electronic and electrical products and industrial products. Allied operates primarily within the electronic/electrical market where there are four national catalogue distribution companies, of which Allied is the third largest. However, Allied also competes with about a thousand smaller, local or narrow distributors. Again the basis of competition is service where the extensive local sales branch network of Allied, supported by a large product offer and good logistics, are important advantages.

Before we rolled out the RS model to Japan in 1999, the concept of small-order high-service distribution did not exist in that market. There were isolated high service suppliers although these were generally only supplying product made within their groups. More often, manufacturers wishing to supply to customers ordering small quantities of product had to use the multi-layered wholesaler network. The business model offered by RS short-circuited much of this layered distribution network, but required a highly reliable service from the launch of the business. So far the Group remains the only significant business able to provide this service offer which has achieved considerable customer acceptance and success.

In Asia, our markets continue to develop but these are very much less developed than in Europe. In China there is very rapid market change driven by both high industrial growth and significant changes in regulation and therefore the way that business should be carried out. We place great importance on working with the authorities to ensure not only compliance, but also the development of practices that benefit the local economy. This has placed the Group in good stead and supports the building of a robust and secure business. The advantage of our position is made manifest by the way that our importing and order despatch procedures have been simplified compared to many companies. There are few companies competing with our type of product and service offer. The launch and roll out of our Same Day Offer will make it even more difficult for new followers to compete.

Strengths and resources

Brands

The Group has several major brands worldwide. The most significant brand is "RS" which is used all over the world except for North America ("Allied") and France ("Radiospares") where there are restrictions on our use of the brand name "RS". All of these brands are long standing and market leading so brand recognition and brand loyalty in our customer base is high.

The Group carries out market research regularly, but in the past year we have more intensively surveyed our European customers. The results provide a consistent picture of how customers view the RS brand and gives clear confirmation of its strengths. Our scores on service, speed of delivery, product availability and "never letting the customer down" are market leading. Competitors are rated less highly on service, but are perceived to be less expensive. RS has its strongest presence with electronics engineers who buy electronic and related products.

Supplier relationships

Our relationships with our suppliers are a key strength in allowing us to maintain the high standards of product availability and supply for our customers. Through our Product Management process we purchase over 350,000 products from around 2,400 major suppliers throughout the world. Our Supply Chain process is then responsible for ensuring that stock is in the right place at the right time to satisfy customer demand and has built up considerable "know how" to achieve high service levels.

Our reach to R&D and maintenance engineers is very valuable to suppliers as otherwise the small order requirements of such customers are difficult and costly to satisfy.

We agree integrated media and marketing campaigns with suppliers to support agreed sales and customer development activities proactively exchanging information to ensure that we are meeting our customers' expectations.

Customer relationships

The breadth of our service and product offer means that we supply to a wide range of customers from all areas of industry and commerce. Our businesses distribute around 1.4 million catalogues and have around 1.3m e-Commerce registrations. Of these, around 200,000 customers buy from the Group in any one month and around 1.2m in any one year. In this context a customer is an individual end user, typically a maintenance or R&D engineer.

The average order value is consistent across the RS businesses at around £80 to

RS service is rewarded by high customer loyalty and trust


RS

Allied's "Customer First" programme has helped drive its growth


ALLIED ELECTRONICS

Do great things

£100 although the range of order values is large. In Allied the average order value is higher. The average order frequency of our customers rises as the customer becomes more established and increasing frequency is a major goal of our selling and marketing activities. A customer will start off, perhaps only buying from RS once or twice per year. Over time this increases and there are many customers now who order regularly and often daily. For them, the Group is an important business partner, able to support their irregularly purchased or urgent product needs quickly and reliably. In the electronics and electromechanical areas we are a lead supplier to our customers needs for low volume requirements.

Customer relationships are strengthened by our service innovations. For instance, the e-Commerce PurchasingManager™ product allows many end users within a customer organisation to order and transact business in a controlled manner. The consequence is that the "end users" are able to benefit from the service provided by the Group whilst the "buyers" are able to see who has ordered what and how much it has cost and also to reduce their transaction expense. PurchasingManager™ is free to the customer in return for our wider access to the end users in the customers' organisation.

Employees

The skill and dedication of our employees are major strengths. We employ around 5,000 employees worldwide: about 1,700 in the UK operating company, 1,200 in Continental Europe, 500 in North America, 100 in Japan, 600 in the Rest of the World and around 900 in the Processes. The number of people employed in the Processes is currently higher than normal due to the systems projects. When these projects have been completed, the number of employees will fall. Most employees in a business are employed in either selling and marketing (generally more than a half) or operations (around a third).

The skills of our employees are critical to the service offer, for example the ability to quickly and accurately pick product in the warehouse. Operational key performance measures are used widely to monitor and compare performances in such areas, whilst training provision is intensive. A significant proportion of the employees are long serving, for example, in our UK business the average length of service is about 8.5 years.

Strategy

As described in the Chief Executive's Review, our strategy is becoming more focused on meeting the needs of particular customer groups. Most importantly, this will be reflected by extensively developing our Electronic and Electromechanical offer (the EEM offer) to meet the needs of R&D and maintenance engineers globally. This greater focus on our strengths will also result in reducing complexity and hence cost. A detailed action plan is being implemented.

The second focus area is in meeting the "convenience" and "urgency" needs of a broader range of industrial customers, but with a market approach and resources that more specifically reflect these needs.

Greater speed of response to customer needs, more flexibility and lower costs are all requirements of this strategy evolution. The EBS systems project reviewed below provides the critical underpinning to these capabilities.

The Board believes that there will be a significant improvement in the Group's financial results over the medium term as a result of this strategy, cost reductions and the EBS project.

Operating performance

Group

	2005	2004 (as restated)
Sales	£773.9m	£759.3m
Operating profit*	£105.3m	£108.5m
Operating profit	£95.9m	£98.3m
Interest	(£0.9m)	(£1.4m)
Profit before tax*	£104.4m	£107.1m
Profit before tax	£95.0m	£96.9m
Earnings per share*	17.0p	17.5p
Earnings per share	14.9p	15.2p
Dividend per share	18.4p	18.2p

Key statistics

	2005	2004 (as restated)
Gross margin %	53.2%	53.8%
Operating return on sales %*	13.6%	14.3%
Effective tax rate %*	29.0%	28.9%
PBT on net assets %*	31.6%	31.1%

* Before goodwill amortisation

At reported exchange rates, Group sales increased by 1.9% to £773.9m. Operating profit, before goodwill amortisation, fell by 2.9% to £105.3m whilst profit before taxation and goodwill amortisation (PBT&G) fell by 2.5% to £104.4m. Earnings per share, before goodwill amortisation fell by 2.9% to 17.0p and after goodwill amortisation, fell by 2.0% to 14.9p.

Changes in exchange rates, particularly the US dollar, had an impact on the Group's reported sales and profits. At constant exchange rates, the sales growth would have been 4.0%; operating profit decline 1.7% and PBT&G decline 1.2%. Exchange rate changes reduced the sales increase by £15.1m and increased the operating profit decline by £1.4m. The number of trading days also had an impact on sales growth: at constant exchange rates and adjusted for trading days, the sales growth was 4.5%.

Trading conditions worsened in the second half of the year with sales growth

ADDED VALUE SERVICES:
INCREASING CHOICE AND LOWERING TRANSACTION COSTS FOR CUSTOMERS



falling from 5.8% in the first half to 3.3% in the second half. The operating profit increase of 15.5% in the first half reversed to a decline of 13.5% in the second half, an overall decline of 1.7% for the year.

The gross margin for the year was 53.2%, 0.6 percentage points below last year. This was due partly to the changing mix of businesses and partly to gross margin changes within the individual companies. Allied's sales grew faster than the rest of the Group, but at a lower margin (around 38%) which accounts for a third of the gross margin reduction. Gross margin increased in some businesses, notably in Continental Europe, but declined in others, particularly in the UK.

Investment in selling and marketing was increased in most businesses and was £7.4m higher than last year. The increase was mainly in sales forces, the catalogue and direct marketing. In addition, the redesign of the catalogue cost £1.6m.

The EBS projects had a significant impact on costs and profits. The profit impact increased £3.1m from £6.1m to £9.2m, as detailed below.

Process costs were £79.5m (10.3% of sales), compared to £77.6m last year (10.2% of sales).

Pension costs increased by £2.6m during the year entirely in the UK schemes (of which £1.0m was in Processes and £1.6m was in the UK business).

Operating margins declined from 14.3% last year to 13.6% as a result of the above factors.

The interest charge of £0.9m was £0.5m lower than last year as the Group's Sterling deposits were higher than last year giving interest rate benefits. The tax rate of 29%, based on profit before tax and goodwill, was the same as last year.

Profit before tax and goodwill amortisation was £104.4m, down 1.2% on last year. Earnings per share before goodwill amortisation was 17.0p, down 2.9% on last year.

In accordance with FRS 10, the goodwill that arose on the acquisition of Allied of £214.8m (at acquisition exchange rates) is being written off over 20 years. Taken together with the amortisation of goodwill on another small historical acquisition, the total goodwill amortisation for the year was £9.4m (last year £10.2m).

Profit before tax after goodwill amortisation was £95.0m and the effective tax rate on this profit was 31.9% to give profit for the year of £64.7m and earnings per share after goodwill amortisation was 14.9p, down 2.0% on last year.

UK

	2005	2004
Sales (by destination)	£345.2m	£348.2m
Adjusted sales growth	0.3%	(0.8%)
Sales (by origin)	£358.8m	£361.0m
Adjusted sales growth	0.6%	(0.9%)
Contribution	£107.5m	£117.8m
Contribution %	30.0%	32.6%

RS UK sales by origin grew by 0.6% to £358.8m. Trading conditions declined as the year progressed: growth of 2.3% in the first half reversed to a decline of 1.0% in the second half. February and March were poor trading months and the business exited the year declining at 4.5% year on year. This was mainly due to the Easter holidays occurring in March this year compared with April last year.

The manufacturing sector remained weak during the year and employment in it continued to decline. Though more sales and marketing effort was directed to the service and public sectors, our sales mix by sector was unchanged on last year.

We have again increased our investment in sales and marketing activities to increase our coverage of customers. We believe the larger sales force is having a positive effect: where sales engineers have been in territories for longest and gained local experience, the sales performance is better. Our promotional activities continued and the "Britain's Hero at Work" 2004 campaign, part of the "Do Great Things" advertising initiative, achieved good increases in brand awareness. These activities helped maintain customer numbers during the year.

A redesigned catalogue was launched in October which was well received by customers, although it remains too early to judge overall reaction. Over two million additional product data attributes have been included in the new catalogue and products have been presented in ranges to increase comparability and hence ease the purchase decisions of customers. In addition, the number of volumes was reduced from seven to five. The Spring edition of the catalogue has been rescheduled from March to April so that the life of each catalogue issue remains 6 months. This rephasing also impacted March sales and year end stock levels.

Our network of 15 trade counters continued to perform strongly and had double-digit sales growth during the year. Trade counters continued to build enhanced services such as Managed Stock Replenishment (where RS manages the customers' stock at their sites supported by stock replenished from a local trade counter) with the number of MSR agreements growing by 18% over last year.

An indication of the success of our approach to the market was RS winning the "Distributor of the Year" at the European Electronic Industry Awards. This was awarded for our success in identifying demand for new products and our ability to promote specific suppliers and technologies.

e-Commerce continues to perform strongly and sales through this channel increased by 28.7% in the year. At the year end sales via e-Commerce were 26% of sales,

"DISTRIBUTOR OF THE YEAR 2004"

An indication of the success of our approach to the market was the Group winning this award at the 2004 European Electronic Industry Awards

ENHANCING SERVICES THROUGH OUR TRADE COUNTER NETWORKS


RS

up from 20% at the end of last year. Wider use of e-Commerce will lead to some cost savings, as its proportion of the business increases. Order taking and customer enquiries are two areas of opportunity.

Exports from the UK to third party distributors and direct to overseas customers showed strong growth during the year, particularly in the Middle East.

Gross margin declined on last year and the rate of decline was higher as the year progressed. The reasons for the decline were selective price adjustments to improve value perceptions, higher discounts to larger customers, product mix (selling more high ticket price items) and increased cost prices (particularly from suppliers suffering from commodity price increases). Actions are being taken to mitigate these supplier pressures.

The profit contribution fell £10.3m from £117.8m last year to £107.5m and the margin from 32.6% to 30.0%. The lower gross margin, higher selling and marketing costs, increased costs of EBS implementation and higher contributions to the defined benefit pension scheme were all factors. Notwithstanding the profit reduction, the UK business continues to be highly profitable and cash generative.

Rest of Europe

	2005	2004
Sales	£243.5m	£241.1m
Adjusted sales growth	2.5%	(1.4%)
Contribution	£56.0m	£51.0m
Contribution %	23.0%	21.2%

Rest of Europe sales grew by 2.5% to £243.5m, though the reported growth in Sterling was 1.0% reflecting the weaker Euro. Trading conditions worsened during the second half of the year, but overall growth rates remained steady. The March exit sales growth rate fell to 0.3%, primarily due to the change in the timing of Easter.

Sales in France declined slightly in the year. Sales were impacted in the first half by residual problems following the implementation of EBS in June 2003, but over the year these issues were resolved and customer service levels improved sufficiently to support a return to sales growth in the second half. Customer numbers remained steady. Sales and marketing efforts were intensified in the second half to capitalise on the improving customer sentiment. Our e-Commerce activities progressed well, particularly through further e-Procurement agreements and our PurchasingManager™ application.

Sales in Germany grew in the year though at a lower rate in the second half. e-Commerce and targeted customers with good growth potential drove the growth. The e-Procurement and particularly PurchasingManager™ applications have both shown high growth in the number of installations and in the sales mix. During the year, the cut-off time for orders received was extended to 10 p.m. for next day delivery, which illustrates the benefit of the Bad Hersfeld warehouse location being close to the main carrier hubs.

In Italy, sales grew at a higher rate than in Germany, but the pattern was similar. Customer numbers continued to increase in both Germany and Italy.

The smaller European operations had a good year. Austria, Benelux and Spain all achieved double digit sales growth. In Austria, a key driver of the growth was a significant increase in customer service, through improving product availability. This was achieved by accessing the larger stockholding in Germany via overnight delivery service directly from the Bad Hersfeld warehouse.

e-Commerce continued to be successful across the region, achieving 22% of sales (up from 15% last year). In March, e-Commerce accounted for 24% of sales (up from 18% last year).

The profit contribution increased 12.1% to £56.0m and margin increased from 21.2% to 23.0%, reflecting higher overall gross margins.

North America

	2005	2004
Sales	£112.8m	£102.8m
Adjusted sales growth	19.4%	9.7%
Contribution	£15.8m	£13.3m
Contribution %	14.0%	12.9%

Allied's sales in North America grew by 19.4% to £112.8m during the year, although the reported growth in Sterling was 9.7%, reflecting the sharp weakening of the US Dollar. Sales growth slowed in the second half to 15.7% against more challenging comparatives. The exit rate of 13% was lower due to particularly strong sales in March last year.

Allied's largely electronic and electromechanical product range was further expanded in the catalogue launched in October 2004 with around 25,000 new additions to give a net increase of 15,000 products. The "Customer First" initiative launched last year continued to be rolled out successfully across the sales branches whilst the deployment of more external salesmen was also positive. Allied continues to invest in improving service with the recent implementation of the Manugistics demand forecasting system used elsewhere in the Group, whilst the customer quotations system has also been upgraded.

e-Commerce remains underdeveloped in Allied. Work on improving the website is continuing and it will be available during 2005/06. Better search functionality was introduced during the past year. A system to improve the processing of customer quotations is also being introduced.

Gross margin remained stable at around 38%.

The profit contribution increased 29.7% to £15.8m and the margin increased from


EBS TO BE IMPLEMENTED
in the UK and Group Process hub in the coming year




IN FRANCE
our customer service levels improved
and sales grew in the second half

12.9% last year to 14.0%. This improvement progressed during the year, with margins of 13.3% in the first half and 14.7% in the second.

Japan

	2005	2004
Sales	£17.0m	£14.4m
Adjusted sales growth	24.0%	28.4%
Contribution	£1.5m	£0.0m
Contribution %	8.8%	N/A

Sales grew by 24.0% to £17.0m with continued growth in both customer numbers and the frequency with which customers purchase. The reported growth in Sterling was 18.1%. Growth of 19.4% in the second half was lower than the 29.7% achieved in the first half of the year, whilst the exit rate of 15.9% in March was impacted by the lack of a March catalogue and lower year end purchasing by customers.

e-Commerce became the most important way to market in Japan by reaching 50% of sales in March (up from 43% last year). Sales through our PurchasingManager™ and e-Procurement applications both grew well.

Catalogue frequency has been reduced to once a year (from twice a year) supported by interim new product updates, following the positive experiences in France and Italy. The number of products has been increased from 47,000 to 52,000 in the year.

Profitability continued to improve during the year to give a profit contribution of £1.5m against break-even last year.

Rest of the World

	2005	2004
Sales	£41.8m	£40.0m
Adjusted sales growth	9.1%	2.8%
Contribution	£4.0m	£4.0m
Contribution %	9.6%	10.0%

Sales in Rest of World grew by 9.1% to £41.8m, although the reported growth in Sterling was 4.5%. Trading conditions varied across the region with China particularly strong.

Sales in China, including Hong Kong, grew by 17.5% whilst growth reached 25.7% in mainland China and exited the year at 44%. The same day offer (SDO) launched in Shanghai was extended into Beijing during the second half. SDO is based on holding stock for sale in the Shanghai area to allow despatch on the day the order is received, so providing more immediate customer delivery. Its implementation has required the agreement of customs and VAT authorities to ensure that the stock can be replenished and despatched quickly. New arrangements with local bankers also ensure that payments made by customers can be cleared flexibly. All of these relationships and permissions are privileges and together mean that we have a leading service position that is difficult for others to match. The high growth in China and Hong Kong was complemented by good growth in the other businesses in Asia and Australasia.

The implementation of EBS in Asia continues to progress: Hong Kong went live in May 2005 and will be followed next year by Shanghai.

e-Commerce grew to 17% of sales in Asia in March (up from 11% last year). Growth was particularly good in Australasia and Singapore.

The profit contribution of £4.0m was the same as last year and the margin fell slightly from 10.0% to 9.6%. Profits grew in all businesses, except South Africa, where exchange rate fluctuations resulted in lower sales and a lower contribution margin.

Processes

	2005	2004 (as restated)
Total cost	£79.5m	£77.6m
Cost as a % of sales	10.3%	10.2%

The Processes support our operating companies by ensuring that they have the products, infrastructure and expertise to provide consistently high service levels around the world.

Process costs during the year were £79.5m, up 2.4% from last year and amounting to 10.3% of sales. After adjusting for the costs of EBS net of legacy savings, the catalogue transformation project and increased pension contributions, Process costs were 8.9% of sales (last year 9.5%).

Information systems Our high transaction volumes need to be processed accurately and consistently to achieve our high level of total customer service. Robust information systems are therefore vital to the success of the business and are a key resource in the Group. They are an area of significant cost and investment. Information Systems, including the costs of the EBS projects, accounted for just under half of total Process costs. A detailed review of the EBS projects is given below.

Supply Chain Our Supply Chain ensures that there is stock available to meet orders as they are received. Whilst customer service is our priority, efficient stock management is also critical.

Many of the key performance measures used by the Group are customer service based and these have improved particularly in the UK, France and Germany over the past year reflecting the investment in stock.

Stock increased during the year by £13.6m, resulting in a lower turn (from 2.7x to 2.5x). The increase in stock to improve customer service was one factor, but the planned rescheduling of the UK catalogue launch to April 2005 means that new product stock was on hand at the year end. These two factors accounted for around £8m of stock increase.

In the US and Japan, stock levels have been kept in line with the growth of sales and this represents around £4m of the stock increase.

MORE THAN

4,000

customer organisations use PurchasingManager™ to monitor and control their purchases



WEBSITE IMPROVEMENTS have been made and there are more to come


ALLIED ELECTRONICS

Further investment was made in an increased number of products stocked in Shanghai, supporting the SDO project and its expansion into Beijing. This represents around £1m of the stock increase.

Product Management The Group offers around 350,000 distinct products to its worldwide customer base. Recently, considerable effort has been put into ensuring the coherence of our product ranges.

Many more joint promotions with suppliers have been implemented, as suppliers recognise that we can be an important part of their sales and marketing effort.

In light of new and more complex product regulations being introduced around the world, suppliers are much more aware of the damage that can be done to their brands unless tight regulatory controls are maintained. We invest considerable time and resources in making sure that we understand all of the compliance requirements in the markets we serve, so that we can support both customers and suppliers securely.

A particularly important development for everyone in the electronics industry is the Restriction of Hazardous Substances Directive (RoHS), which will take effect in July 2006. Whilst this is a European Union Directive, it is becoming a defacto world standard, being followed in Japan and certain states of the US, and so is affecting all our businesses. A team was formed during 2003, which has worked with industry experts, suppliers and customers to develop our approach to all the implications of RoHS.

A major programme was initiated to contact all suppliers of affected RoHS components and information and changes are now being received at an accelerating rate. This is used to update our compliance records and the information is then made available to customers via the RS websites and technical support teams. Suppliers are making their products compliant at different rates and to differing degrees; for example, some suppliers plan to change their product numbers and others do not. The Group is actively managing its existing stock to minimise the time taken to sell out of non-compliant products as this will help limit the need for additional RoHS-related stock and/or stock disposals. As soon as the compliant products are made available by suppliers, they are being introduced into the RS range. Programmes are in place to educate and inform customers, e.g. through customer seminars and support for the Government education programme in the UK, as well as the internet trading channel and technical support function.

Media Publishing The Media Publishing Process manages and delivers all the major media for the Group: whether they be catalogues, "specialogues", CD-ROMs or websites.

During the year, we have invested in a new catalogue publishing and content system. This was first used in the production of the October 2004 catalogue in the UK and cash costs were over £3m, of which around half has been expensed. The system allows the presentation of products in ranges rather than in the modular format previously used. Our research shows that this makes products easier to find and compare. The information held on the products is also more extensive. As well as the additional information provided on products, the new system enables us to show links to complementary products, to encourage pull-through sales.

The next step is to structure the e-Commerce product database information into the same range-based format.

When the effectiveness of the catalogue change is fully established, the intention is to roll out the new catalogue format into other markets.

Group Facilities Group Facilities manages the development and effectiveness of the warehouses and office buildings used by the Group. No significant investments took place during the year, although we continue to maintain and upgrade our current properties. The continued growth of Allied implies that additional warehouse capacity will be needed in due course.

Financial review and capital structure

Cash flow and balance sheet

	2005	2004
(Inc) dec in stocks	(13.6m)	£1.0m
Dec (inc) in debtors	£6.2m	(£8.4m)
(Dec) inc in creditors	(£2.8m)	£10.9m
Working capital	(£10.2m)	£3.5m
Operating cash flow	£117.4m	£134.8m
Capital expenditure (net)	(£23.8m)	(£19.2m)
Free cash flow	£61.1m	£83.0m
Net debt	(£55.4m)	(£34.5m)

Key working capital statistics

	2005	2004
Stock turn	2.5x	2.7x
Trade debtor days	50.9	52.8
Trade creditor days	43.5	43.9

Operating cash flow was £117.4m, down from £134.8m last year. Cash conversion remained high at 111.5% of operating profit before goodwill amortisation (last year 124.2%). The increased working capital outflow was the main reason for the decline.

Working capital outflows amounted to £10.2m, compared to an inflow of £3.5m last year. This was mainly due to higher stock and the timing of pension payments. The extra stock was built to support sales and customer services as described above. The cash outflow from creditors was £2.8m, mainly due to payment of additional prior year pension contributions. Trade creditor days


High growth rates from new
and existing customers in
JAPAN


SAME DAY OFFER
in Shanghai and Beijing
sets new service standards

were similar to last year at 43.5 (43.9 last year). Debtors decreased by £6.2m and so trade debtor days were 50.9 compared with 52.8 last year. Easter had a beneficial impact on debtors at the end of March, but will reverse in the coming year.

Free cash flow fell by 26.4% to £61.1m again reflecting the working capital outflow but also higher capital expenditure. Net capital expenditure was £23.8m, up from £19.2m last year, when a property was sold for its net book value of £3.1m. Of this capital expenditure, £13.0m was on EBS projects, up from £10.2m last year. Gross capital expenditure as a multiple of depreciation was 1.1x, slightly above the 1.0x last year. Interest and tax payments amounted to £32.5m, which were similar to last year. EBS had a much larger impact on cash flow in the year than in previous years, as described below.

The cash outflow on dividends was £80.0m, up 6.1% from £75.4m last year. Exchange rate movements increased net debt by £2.0m to give an overall increase in net debt of £20.9m to £55.4m.

Gearing increased to 16.8% from 10.0% last year but interest cover before goodwill amortisation increased to 117x from 77x last year due to the fall in interest charge this year.

Exchange rate changes had less overall impact on the balance sheet than last year: exchange rate translation increased net assets by £1.6m compared to a reduction of £29.2m last year.

Capital structure

Net debt of £55.4m at the year end was made up of gross debt of £120.2m (denominated £62.3m in US Dollars, £33.6m in Yen and £24.3m in other currencies) and financial assets of £64.8m (denominated £17.5m in Euro, £44.6m in Sterling and £2.7m in other currencies). These dispositions are based on interest rate differentials and tax efficiency.

Borrowing requirements through the year are significantly determined by dividend and tax payments. The peak borrowing last year was £98.6m.

The Group's two main sources of debt are a bilateral facility for $100m maturing in February 2008 and a syndicated facility for $75m and £110m from eight banks maturing in February 2010. These facilities were put into place in February 2005 to replace, at a lower margin, all the previous facilities.

Financial returns

Profit before tax and goodwill on net assets was 31.6%, up from 31.1% last year. These returns remain significantly higher than the Group's cost of capital.

e-Commerce

e-Commerce will be a critical part of our future strategy. e-Commerce has been an area of rapid growth since 1998 when the first website was launched (rswww.com) in the UK. e-Commerce sales were 20% of total sales for the year, up from 15% last year, and exited the year at 22%, up from 17% last year. e-Commerce sales of £155.9m were 38% higher than last year.

Our e-Commerce activities are based on a common platform. It comprises three channels: the internet website, which supports sales via 70 websites in 17 languages, PurchasingManager™; and e-Procurement. Sales through websites still make up the majority of e-Commerce sales. e-Procurement and PurchasingManager™ both enable customers to monitor and control purchases more carefully and functions such as online order approval help to lower the customers' transaction costs. PurchasingManager™ is our customised front end to the website, which is provided free to our customers. e-Procurement utilises the customers' own e-procurement system, which can punch out to the RS website.

PurchasingManager™ continues to be particularly successful and is now used by more than 4,000 customer accounts in 12 countries (last year, 800 accounts in 10 countries). Revenues through this channel are now close to that of the e-Procurement stream, reflecting the ease of using PurchasingManager™ whilst also demonstrating the challenge that customers have of using integrated e-procurement systems.

Internet functionality has continued to improve during the year with new parcel tracking and easier order input facilities.

New marketing approaches such as search engine promotion and bulk e-mail broadcasting are becoming an important part of our activities, and are used to increase marketing pressure and awareness.

Enterprise Business System projects

Objectives and progress

The Enterprise Business System projects are complex multi-year change management projects, the objective of which is to improve significantly our service to customers, increase the effectiveness and efficiency of our businesses' operations and to make our systems infrastructure more robust and secure. This will result from implementing more standardised and integrated systems and data structures across the businesses. The projects are a critical enabler of the evolving Group strategy and are a key means of achieving greater flexibility and lower costs.

The next implementation of the European template is in the UK, including the central logistics and Process activities. The plan is for the UK go-live to take place towards the end of 2005/06, but at this stage it is not possible to be absolutely precise on timing. The implementation will take place when the system and the business are ready and the quality standard applied to the go-live


FURTHER IMPROVEMENTS IN OUR
CUSTOMER SERVICE LEVELS

decision will be very high. Contingency plans are also being developed and tested in detail. Additional stock will be carried to support customer service for a period before and after the UK go-live whilst there is also additional capital investment in systems capacity and infrastructure in the coming year to ensure robust system performance.

After the UK, the next roll out will be in Germany, where some long lead-time preparation has been done, Italy and then the smaller businesses. The roll out should be completed over the next four years, by 2008/09.

A similar but smaller EBS project is under way in Asia, with implementations completed in Singapore, Malaysia, the Philippines, Australia and most recently (May 2005) in Hong Kong. The next roll out will be in Shanghai.

In due course there will be a systems investment required in Allied, though on a much smaller scale than EBS in Europe.

Costs and cash flows

The EBS projects have had a substantial impact on the financial performance of the Group in terms of profit and cash flow over the past five years. This impact is expected to peak in 2005/06 with the UK implementation.

The capital items of the projects include the hardware and software licenses. The capitalised costs also include the costs of designing, building and testing the applications whether by third party consultants or through internal labour. Depreciation of the capitalised amounts reflects specified rates for the different components depending on their estimated life. The range of the lives is two years to eight years and the initiation of depreciation is when the asset first comes into use. Hence, given the magnitude of the UK and central logistics go-live, there will be a substantial increase in annual depreciation at this go-live. Depreciation is included in Process costs. The net book value (or carrying value) of capitalised costs is reviewed for impairment periodically.

The expensed project costs relate to training and business change, together with any inefficiencies in otherwise capitalisable costs. In effect, these are the costs of preparing the system for the business and are included in Process costs. The expensed project costs increase sharply as the projects move into their later phases.

Costs that are incurred by the business to cover the costs of training (such as taking on additional sales staff to ensure that training does not impact current customer service) and change management are expensed and shown as local costs.

The EBS applications require maintenance and support, including help desk activities. These costs are expensed as part of Process costs, but are offset by savings of such costs on the legacy systems.

In the current year, EBS has impacted profit by about £9.2m and cash flow by £16.6m (both net of displaced legacy costs of £4.9m), which are a substantial increase on last year, where the impacts on profit and cash flow were £6.1m and £12.4m respectively. Over the last five years, the cash outflow on the project of about £71.6m has largely been on capital expenditure, which amounted to £63.2m.

The costs to complete the EBS projects require many assumptions on the success in meeting milestones and hence the implementation timing. Based on current plans, the UK and central logistics implementation is expected to drive a large increase in costs and cash outflow in 2005/06, approximately doubling the profit and cash flow impacts from 2004/05. The local costs and Process costs will both increase sharply given the intensified training schedule, whilst the depreciation impact will reflect the detailed timing of go-live. The working capital outflow on support stock is now expected to be around £11m. This will be run down in 2006/07.

Capital expenditure is expected to be higher in 2005/06 than previously planned, due to greater consultancy resource required in the build and testing phases and also due to more investment in equipment capacity. Also, third party hosting will be introduced for the major hardware components of EBS and other major Group systems to increase security and resilience.

The incidence of costs, stock build and capital expenditure in the coming year are expected to be concentrated in the first half which will significantly depress the overall free cash flow of the Group in this period.

In 2006/07, the operating profit impact is likely to be similar to 2005/06, with the reduction in local and expensed project costs being offset by higher (annualised) depreciation. The cash outflow is expected to be much lower than in 2005/06, due to lower costs, the release of the safety stock and lower capital expenditure.

The implementations in Germany, Italy and elsewhere in Europe will be roll outs of the existing template with limited modification and so project costs and the cash flow impact reduce shortly after 2006/07.

Given the current assumptions, the overall cash costs (capital and expense) of the EBS projects are expected to be around £110m-£120m through to 2008/09 from 2000/01, before interest and tax and before any benefits other than legacy cost savings. Of this, around 90% relates to Europe, the rest to Asia. The operating profit impact is around £80m over the eight years of the project.

Benefits

The major benefits of the EBS projects are the qualitative ones that derive from having more standardised and integrated operating

The financial impact (before interest and tax) of EBS through to 31 March 2005 is:

	Cum 2003 £m	2003/04 £m	2004/05 £m	Cum 2005 £m
Local costs	0.3	1.1	1.7	3.1
Process costs				
Project costs	4.4	2.0	1.8	8.2
System support	1.1	3.3	5.0	9.4
Depreciation	1.7	3.9	5.6	11.2
Displaced legacy costs	(3.2)	(4.2)	(4.9)	(12.3)
Profit and loss account impact	4.3	6.1	9.2	19.6
Add back depreciation	(1.7)	(3.9)	(5.6)	(11.2)
Capital expenditure	40.0	10.2	13.0	63.2
Cash flow impact before interest and tax	42.6	12.4	16.6	71.6

systems, procedures and data structures. The realisation of further competitive advantage through enhanced customer service and capability is key.

Specific measurable benefits will only become visible after the UK and common logistics go-live and stabilisation and a change of this magnitude will require some settling in during 2006/07. Stock efficiencies are expected to improve significantly as stock can be managed with a regional database as against the current country level information. Operating structures with improved efficiencies, such as from shared services, will be driven from common procedures and data. Customer and supplier support and capabilities should be significantly enhanced, including more rapid and focused product introductions. Over the project life, we believe the benefits of the projects should broadly cover the cash investment.

Pension

The Group has defined benefit schemes in the UK (closed to new entrants in April 2003 and replaced by a new defined contribution scheme), Ireland (closed to new entrants) and Germany. Elsewhere, including the replacement UK scheme, the schemes are defined contribution.

SSAP 24 remains the accounting standard applied to pensions. A triennial valuation of the UK defined benefit scheme was carried out as at 31 March 2004 and completed during the year. It showed a deficit of £33.4m, net of deferred tax of £14.3m. In order to eliminate the deficit, based on the assumptions used in the valuation, the Group is making annual payments to the scheme for the next 15 years of £4.3m (increasing at 3% per year). Last year, an increased charge of £1.8m was taken.

The total charge for defined benefit schemes increased by £2.4m to £8.5m. From 1 April 2005, employee contributions to the scheme have also increased. The UK defined contribution scheme incurred a charge of £0.4m, an increase of £0.2m over last year.

The statutory minimum funding position of the UK defined benefit scheme remains relatively strong with a Minimum Funding Ratio of 135%-140% as at 31 March 2005 (last year 125%-130%).

FRS 17 was due to replace SSAP 24 in 2005 but has not been implemented due to the deferral by the Accounting Standards Board. The Group will move to IAS 19 next year, which should be similar in application to FRS 17, pending the approval of the recent amendment by the International Accounting Standards Board. Under FRS 17, the defined benefit schemes showed a combined deficit of £32.4m, net of deferred tax, compared to a deficit of £34.6m at the end of last year. The charge to profits arising from these schemes would have been £10.6m (last year £10.4m).

Risks

Business risks

In looking forward, the most significant potential business risk remains that the RS "business model" of high service, low volume distribution has diminishing relevance to our customers or prospective customers so that they are less willing to pay the price levels implied by such service. Providing these services means that the Group carries high costs. We continue to monitor this risk through the actual results of our businesses, the development of the customer base, and through market research. In the past year we have undertaken more extensive customer research in the UK and Europe. These indicate that our model has relevance in all our markets, but that it will need to evolve to meet customer needs and the increasing capability of more local competitors. Customers are becoming more value conscious and our pricing and discounting policies are developing to reflect such trends, which implies continued pressure on gross margin and the need for tight cost management.

The weak sales in the UK and Continental Europe in recent years could indicate that the market potential available to us might be smaller than previously anticipated. As these regions account for about 80% of the Group's sales then trends in these markets have a significant impact. In large part the weak sales reflect our exposure to the manufacturing sector and we expect the pressures on manufacturing will continue. More emphasis is now being placed on our strengths in meeting particular customer needs whatever the sector in the refocused strategy. In particular concentration on the Electronics and Electromechanical offer for R&D and maintenance engineers builds our strength in an area where migration to lower cost countries is less likely. There is the risk however, that this strategy will have a more limited impact or take more resource and time than currently envisaged.

Over the longer term our businesses in China and in other low cost economies will benefit from the migration of manufacturing from Europe and indeed from North America and Japan.

The increased attention paid to pricing by some of our customers is expected to continue. Our price levels are scrutinised for "competitiveness" against relevant competitors: a procedure has been extended in recent years. We make adjustments to our catalogue prices to try and ensure that our prices are fair to customers for the products and services we provide. We have also responded with higher or more flexible discounts particularly for our larger customers related to business development, and we have in place appropriate management controls and guidelines.

SALES ARE ACHIEVED THROUGH 70 WEBSITES WORLDWIDE, IN 17 LANGUAGES



SHARED LEARNING ACROSS EUROPE IS ACCELERATING CUSTOMER DEVELOPMENT

The large systems projects inevitably carry implementation risks, particularly the EBS implementation in the UK during the coming year. As this implementation also includes the Group's central logistics processes then the overall impact of a failed implementation would be very high. Hence our approach is to implement when both the system and the business are ready, and this takes precedence over the timetable and cost. Given the stress that such implementations put on the business, however, there is also every effort being made to complete the project as soon as possible. The lessons from previous implementations are being applied so more resources have been planned with the intent that there is no reduction in customer service. The training of all employees engaged in the change process has also been intensified. Project support, contingency plans and substantially increased stock levels have also been put in hand or are planned. Given the risks involved, the project is under the direct control of the Chief Executive and an experienced project team.

Over the coming year, product compliance with the new RoHS regulations will be an increasingly important and complex area with the potential risk of higher stock and/or increased stock write-offs if the product transition is not well managed. We also need to ensure that we are providing our customers with the service and assurance that they require. We have a senior management team working on the changes that will be required in co-operation with suppliers and customers. Our approach is well defined, but there remains uncertainty by suppliers and customers on the detailed application of the regulations in practice for them and so we are in continuous communication with them.

Though the Group's pension position is relatively strong, the new UK regulations governing pensions do imply increased risk for the company. Changes in funding requirements could result in higher contributions. The Group works closely with the Trustees in agreeing a mutually sensible way forward.

The Board has conducted risk reviews annually for some years to consider the major risks and management's mitigating actions. This process is being refreshed over the coming year with the implementation of broader risk management techniques across the Group. Business continuity, disaster recovery and other preventative practices are a major focus of the Group and are continually being enhanced and where practicable fully tested. Where appropriate, residual risk is covered by insurance, which is managed centrally.

Financial risks

Group Treasury operates as a centralised service centre and is managed to reduce the Group's financial risks.

The Group's foreign currency transaction risks typically arise because purchases in currencies other than Sterling are much less than its receivables in those currencies. Substantial hedging of net currency exposures over catalogue lives is implemented in order to "shelter" forecast gross profits. In this way the impacts of currency fluctuations are smoothed until selling or cost prices can be changed in light of the movement in exchange rates. The hedges are enacted through forward currency contracts entered into by Group Treasury on the basis of trading projections provided by local businesses.

Specific cash flows relating to material transactions in currencies other than the functional currency of the local business are hedged when the commitment is made.

Foreign currency translation exposures are not explicitly hedged, but local currency debt is used where economic and fiscally efficient in the financing of subsidiaries and this provides a partial hedge. This was particularly so of the US Dollar over the year as a large part of the debt is in US Dollars, originally arising from the acquisition of Allied, and the exchange rate movements relating to this debt offset the impact on underlying assets. Guidelines are in place for reviewing the impact of translation exposures should there be any material changes.

Multi-country cash pooling is in place with our banks across the Group to ensure daily netting of almost all the Group's cash flows in all currencies with consequent improvements in liquidity and interest costs.

The investment management of liquid funds aims to maximise the return on net funds subject to the security of the principal and the liquidity of the Group. The Group has established policies to identify counterparts of suitable credit worthiness and has procedures to ensure that only these parties are used, that exposure limits are set and that these limits are not exceeded.

The Group does not intend to change materially its Treasury policies as a consequence of International Accounting Standard 39.

Corporate and Social Responsibility

We have long encouraged a social, ethical and environmentally responsible approach to our business activities. This is the third year of formally reporting on our corporate social responsibility policies and performance in accordance with the Association of British Insurers (ABI) guidelines. We are pleased to report progress in a number of areas although progress has not been uniform across the Group. In addition to this formal report, our communications with stakeholders regarding corporate social responsibility (CSR) are supplemented by periodic updates on the www.electrocomponents.com website.



3 2 1
WE ARE MEETING THE CHALLENGE OF THE RoHS DIRECTIVE BY
• working closely with suppliers
• updating product compliance status
• and actively managing existing stock



ACROSS THE GROUP
22%
of sales are now through e-Commerce

Principles

During the year, a set of Corporate and Social Responsibility (CSR) principles were established that underpin the Group's trading practices and the ethical standards and respect with which it manages employees. In particular the Group:

- requires compliance with the laws and regulations in the countries in which it operates
- requires that its resources are not used in any illegal manner and that it shall not enter into any anti-competitive arrangements
- strives to maintain the highest standards of personal ethics and behaviour
- respects the rights of every employee and provides a safe and healthy environment in which to work and
- maintains procedures for the confidential reporting of breaches of these principles.

Corporate accountability

The Board has overall responsibility for the Group's CSR policies and performance. These include procedures for the identification, management and control of risks to the business arising from CSR issues.

The Chief Process Officer, Richard Butler, has specific responsibility for CSR matters, and for ensuring that the associated risks are incorporated into the overall Group risk management process.

Ethical trading

Electrocomponents' products are sourced globally from a wide range of suppliers with whom we seek to foster long term and mutually beneficial relationships. Our Ethical Audit process for suppliers is based on the Ethical Trade Initiative guidelines. Since 2003 on-site audits have been conducted with 46 suppliers in Asian countries and a number of potential new suppliers have been rejected.

Environment

We are committed to minimising the impact of our activities on the environment and continuously improving our environmental performance.

In 2003 we developed a generic Environmental Management Standard (EMS) model and benchmarking process to support our businesses in implementing EMS and to spread best practice. We continue to be supportive of our businesses adopting an externally accredited EMS where these provide tangible business and environmental benefits. The Group has three businesses (UK, Germany and Austria) certificated to ISO14001 Environmental Management Standard, whilst our Japanese business is pursuing certification.

We have no manufacturing operations and are not intensive users of energy or generators of waste. Our main environmental impacts and those we can directly control and influence are associated with national and international distribution, specifically packaging and paper consumption and the energy used in our facilities and that associated with transportation where we work with our subcontractors.

Although we have not sought to quantify the benefit, an important part of the Group's contribution to sustainable developments is our capability to provide customers with a single source for a wide range of products, thus consolidating multiple highly fragmented global supply chains and reducing overall environmental impact.

We are supportive of the objectives of the Waste Electrical and Electronic Equipment (WEEE) and RoHS legislation. The legislation will place new demands on our businesses, but our preparations are well advanced.

Packaging and catalogues

We use a variety of packaging both for product packaging and for transit purposes and have a philosophy of "reduce, re-use and recycle" in our use of packaging materials wherever practicable. Last year the UK business recycled 415 tonnes of packaging materials (compared with 406 tonnes last year). We continue to promote the use of reusable plastic "replenishment modules" (RMs) as transit packaging for stock shipments between suppliers and our warehouses whenever appropriate for the product. Currently, 34% of all products delivered to our UK warehouses from suppliers are in RMs (last year 35%) thus reducing costs and waste by eliminating the need for transit packaging.

Production of paper catalogues and promotional literature is organised to minimise environmental impact, with use of optimised grades of paper to help reduce paper consumption and where practicable distribution costs. All paper for catalogues and promotional literature is sourced from pulp from Forestry Stewardship Council (FSC) approved sources. Catalogues and other promotional literature are printed in facilities accredited to the ISO14001 Environmental Management Systems standard.

Health and safety

We are committed to health and safety best practice as an integral part of our business activities and the Group Health and Safety policy statement forms a sound basis for health and safety management throughout the Group. The policy, which is the responsibility of the Group Board, is to develop effective health and safety management processes using risk management principles to promote continuous improvement. RS Components in the UK is certified to Occupational Health and Safety Standard OHSAS18001 and we are using the OHSAS18001 model to develop our approach systems throughout the business.

It is with regret that we report that in January 2005 a fatality occurred at our

THE CORPORATE AND SOCIAL RESPONSIBILITY PRINCIPLES ARE THAT THE GROUP:

- requires compliance with the laws and regulations in the countries in which it operates
- requires that its resources are not used in any illegal manner and that it shall not enter into any anti-competitive arrangements
- strives to maintain the highest standards of personal ethics and behaviour
- respects the rights of every employee and provides a safe and healthy environment in which to work and
- maintains procedures for the confidential reporting of breaches of these principles.

Nuneaton facility to an engineer undertaking warehouse maintenance activities.

We closely monitor the number of accidents and occupational conditions where employees are absent from work for over 24 hours. During 2004/05 there were 31 "Lost Time" accidents across the Group compared to 26 in 2003/04. The lost time accident rate rose from 0.306 accidents per 100,000 hours in 2003/04 to 0.312 accidents per 100,000 hours in 2004/05. This increase was primarily due to an increase in the number of manual handling and slip and trip injury reports.

Employees

We value the commitment of our employees. Our employment policies are designed to attract, retain, motivate and train our people and to respect their human rights, including freedom of association, and to ensure equal opportunity and diversity. We comply with the core International Labour Organisation conventions that prohibit the use of child, under-age or forced labour.

In addition to in-house magazines, we communicate with our employees through the corporate Intranet and the Electrocomponents Forum, which includes employees elected from each Operating Company and Process. This year we have also established a UK Information & Consultation forum that will comply with the Information & Consultation Regulations. We have made good progress in extending the corporate Intranet service across the Group, and in ensuring that all employees have access to it and are trained in its use. In the UK, we achieved "Investor in People" in recognition of our training and development activities in October 2004.

Community activities

We have a strong sense of community responsibility and we encourage our businesses around the world to enhance relationships with the communities in which they operate by contributions "in kind" as well as financial. Links with educational establishments are developed and remain strong.

International Financial Reporting Standards

The Group will report using International Financial Reporting Standards for the year ending 31 March 2006. The next set of interim financial statements, for the six months ending 30 September 2005, will consequently also be prepared using these standards.

A project team has been working for 18 months to estimate the extent of the changes to the Group results. The main changes for the Group include accounting for defined benefit pension schemes, share option plans, dividends and goodwill. The changes to reported profit will also change the presentation of earnings per share.

We plan to make a separate announcement on the extent of changes arising from the conversion to International Financial Reporting Standards in July 2005.

IN THE UK WE WERE ACCREDITED WITH THE INVESTOR IN PEOPLE STANDARD IN OCTOBER 2004


INVESTOR IN PEOPLE



Board of Directors



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1. R A Lawson, Chairman
Bob Lawson, 60, joined as Group Managing Director in April 1991 and was the Group Chief Executive from April 1992. Mr Lawson was appointed as part-time Chairman in November 2001. He is a qualified engineer with a business degree and has worked in several United Kingdom and continental groups. He was Sales Director of RS Components Limited from 1979 to 1987 and then spent 5 years as Managing Director of Vitec Group plc. He is also part-time Chairman of Hays plc.
(Chairman of the Nomination Committee) (a)

2. I Mason, Group Chief Executive
Ian Mason, 43, joined the Group in February 1995 as Director of Business Development. He was appointed to the Board of Directors in July 2000 as Chief Operating Officer and was appointed Group Chief Executive in July 2001. Previously he worked as a Management Consultant for The Boston Consulting Group.
(Chairman of the Group Executive Directors' Committee) (b) (c)

3. J L Hewitt MA FCA MBA, Deputy Chairman and Group Finance Director
Jeff Hewitt, 57, joined as Group Finance Director in November 1996 from Unitech plc where he was Finance Director. He joined Unitech in 1991 from Coats Viyella plc where he was Group Strategy Director and a Divisional Chairman. He has worked for The Boston Consulting Group and Arthur Andersen & Co. He is also a Non-Executive Director of The Roxboro Group plc.
(Chairman of the Treasury Committee) (b) (c)

4. R B Butler FCIS, Chief Process Officer
Richard Butler, 45, joined the Group as Company Secretary in August 1987 from Bowthorpe Holdings plc, now Spirent plc. He was appointed to the Board in July 2000 and is responsible for the Group operational processes. (b) (c)

5. F D Lennertz Dr.-Ing, Non-Executive Director
Dieter Lennertz, 68, joined as a Non-Executive Director in August 1995. He is a telecommunications engineer who spent three years in the Netherlands and fourteen in France working for the European Space Agency. He joined Telenorma GmbH (Bosch Group) in 1983 and until 1995 was Chief Executive of this telecom company. He is a lecturer at the European Business School in Germany. (a) (d)

6. K Abbott, Non-Executive Director
Kevin Abbott, 50, joined as a Non-Executive Director in November 2004. He is currently Chief Executive Officer of Alpha Airports Group plc. Prior to joining Alpha Airports Group plc he held various senior positions with Bowater plc (now Rexam plc) and Redland plc. (a) (d) (e)


7

8


9


10


11

7. K Hamill BA FCA, Non-Executive Director
Keith Hamill, 52, joined as a Non-Executive Director in July 1999. He is Chairman of Travelodge Limited, Luminar plc and Collins Stewart Tullett PLC. He has held several senior finance positions, including Finance Director of WH Smith, Forte, and United Distillers. He was also a partner in PricewaterhouseCoopers and is Pro-Chancellor of Nottingham University. (a) (d) (e)

8. N J Temple, Non-Executive Director
Nick Temple, 57, joined as a Non-Executive Director in September 1996. He is a Non-Executive Director of Datatec Inc, Datacash Group plc and 4imprint plc and is Chairman of Fox IT Ltd, Tax Computer Systems Ltd and Retail Business Solutions Ltd. He was Chairman of Blick plc, Chairman and CEO of IBM UK Ltd and Vice-President of Sales and Marketing in IBM Europe, Middle East and Africa. (Mr Temple was appointed Senior Non-Executive Director on the retirement of David Winterbottom on 16 July 2004) (a) (d) (e)

9. L Atkinson MA D.Phil, Non-Executive Director
Dr Leslie Atkinson, 61, joined as a Non-Executive Director in July 2000, having spent most of his career with BP where he became Chairman of BP Asia Pacific. He has also been a member of the UK Government's Central Policy Review Staff, Vice President of the Chamber of Shipping and served on the Board of the Securities and Futures Authority. His other Non-Executive Directorships include AEA Technology plc and Witan Pacific Investment Trust plc. (Chairman of the Remuneration Committee) (a) (d)

10. T G Barker MA, Non-Executive Director
Timothy Barker, 65, joined as a Non-Executive Director in July 2000. From 1998 until his retirement in 2000, he was a Vice-Chairman of Dresdner Kleinwort Benson and from 1993 of Kleinwort Benson Group plc. In the mid-1980s he was Director General of the City Panel on Takeovers and Mergers. Currently he is Chairman of Robert Walters plc, and a Non-Executive Director of Drax Group Limited. (Chairman of the Audit Committee) (a)

11. C Carfora FCIS, Company Secretary
Carmelina Carfora, 41, joined the Company in 1989 from BTR plc. She was appointed Company Secretary in September 1996. (b)

a – member of the Nomination Committee
b – member of the Treasury Committee
c – member of the Group Executive Directors' Committee
d – member of the Remuneration Committee
e – member of the Audit Committee

Report of the Directors

The Directors present their report on the affairs of the Group together with the audited accounts for the year ended 31 March 2005.

Principal activity

The principal activity of the Group is the distribution of electronic, electrical and industrial, and commercial supplies and services, through its 26 operating companies and its distributors. Significant events during the year are detailed in the Chairman's Statement, the Chief Executive's Review, and the Operating and Financial Review shown on pages 2 to 19.

Results and dividends

Results for the year are set out in the profit and loss account on page 36. An analysis of turnover, profit and net assets by activity is shown in note 2 on pages 41 and 42. The Directors recommend a final dividend of 12.6p per ordinary share, to be paid, if approved, on 22 July 2005 which, together with the interim dividend of 5.8p per share paid in January, amounts to 18.4p for the year (2004: 18.2p).

Corporate Governance

In respect of the year ended 31 March 2005, the Company has been subject to the provisions of the new Combined Code on Corporate Governance published in July 2003 and appended to the Listing Rules of the UK Listing Authority (the "Combined Code"). Section 1 of the Combined Code establishes 14 main principles and 21 supporting principles of good governance in four areas: Directors; Remuneration of Directors; Accountability and Audit; and Relations with Shareholders. The following three sections explain how these principles were applied. A detailed report on Directors' Remuneration can be found on pages 28 to 33.

Directors and Directors' Independence

The Board comprises the Chairman, who is part-time, three Executive Directors and six independent Non-Executive Directors. The Board is collectively responsible for the performance of the Company. The Board has carefully considered the guidance criteria on independence of Non-Executive Directors under the Combined Code. In the opinion of the Board, all the Non-Executive Directors (including Dr Lennertz who has served on the Board for more than 9 years) bring independence of judgement and character to the Board and to the committees on which they sit, and are independent of management and free from any business or other relationships which could interfere with the exercise of their judgement. Dr Lennertz, who is financially independent of the Company, has the broad experience, credibility and commitment required to be an effective independent director and makes an important contribution to strategic issues, which is a considerable benefit to the Board.

Biographical details of the Directors at the date of this report are set out on pages 20 and 21, together with details of their membership of Board Committees. Brief details of the Chairman, the Chief Executive and the Senior Independent Director are set out on page 24.

Directors' interests in the shares of the Company are shown on pages 24, 32 and 33.

The Board has a formal schedule of matters reserved for its approval. It is responsible for overall Group strategy and the approval and review of major investment proposals. The Board discusses and agrees strategic plans, reviews forecasts and evaluates Group and subsidiary performance. Other day to day operational decisions are delegated by the Board to the Executive Directors' Committee.

Directors are encouraged to update their skills, knowledge and familiarity with the Group by attending external seminars and briefings, through participation at meetings and through visits to operating units, both in the UK and overseas, as well as by receiving presentations from senior management. Directors are given access to independent professional advice at the Group's expense, if they deem it necessary in order for them to carry out their responsibilities. This is in addition to the access that every Director has to the Company Secretary. The Board has continued to secure appropriate insurance cover for its Directors.

Retirement by rotation and new appointment Mr Lawson, Mr Hamill and Dr Lennertz retire by rotation at the forthcoming Annual General Meeting in accordance with the Company's Articles of Association and, being eligible, offer themselves for re-election.

Mr Lawson has a contract terminating at the date of the Company's Annual General Meeting in 2006, unless renewed by the Company. The contract provides for 12 months' notice of termination. Neither Mr Hamill nor Dr Lennertz has a service contract.

In line with best practice under the Combined Code, Directors who have held office for more than 9 years are required to submit themselves for annual re-election. Accordingly, as Dr Lennertz has served as a Non-Executive Director for more than 9 years, he is subject to annual re-election.

Following formal performance evaluation, the Chairman confirms that the performance of Dr Lennertz and Mr Hamill as Non-Executive Directors continues to be effective and that they demonstrate commitment to the role.

With a view to a progressive refreshing of the Board Mr Abbott was appointed as a Non-Executive Director in November 2004. Mr Abbott therefore stands for formal election at the forthcoming Annual General Meeting.

Board committees The Board has a number of standing committees consisting of certain Directors, and in the case of the Treasury Committee, certain senior managers, to which specific responsibilities have been delegated and for which written terms of reference have been agreed. These terms of reference are available for inspection on the Company's website. Membership of the various Committees, including the Chairman of each Committee, is shown on pages 20 to 21. The Company provides the Committees with sufficient resources to undertake their duties, including access to the Company Secretary.

THE EXECUTIVE DIRECTORS' COMMITTEE consists of the Executive Directors. The Committee meets at least monthly and manages the day to day activities of the Group. The Board has delegated the following responsibilities to the Executive Directors' Committee: the development and recommendation of strategic plans for consideration by the Board; monitoring of the operating and financial results against plans and forecasts; and the development of risk management and control procedures.

THE AUDIT COMMITTEE consists of all the Non-Executive Directors, with the exception of Dr Atkinson and Dr Lennertz. It meets at least three times a year and more frequently if required. The Committee assists the Board in its duties regarding financial statements and reviews the operation of internal financial controls with the internal operational audit team and, where applicable, external auditors. It also reviews the scope and results of the audit with the external auditors and the results of the work of the internal operational audit team. The Committee is also responsible for reviewing the arrangements whereby staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. Further details of the role of the Committee are set out on pages 25 and 26.

THE TREASURY COMMITTEE consists of the Chief Executive, the Finance Director, the Chief Process Officer, the Group Treasurer, the Group Controller, the Company Secretary and the Group Tax Manager and sets detailed treasury policy for the Group within guidelines established by the Board. The Committee meets monthly.

THE REMUNERATION COMMITTEE consists of all the Non-Executive Directors with the exception of Mr Barker. It meets as required and is responsible for all aspects of the remuneration of Executive Directors and senior managers. Details of the remuneration policy and of the remuneration of each Director are set out on pages 28 to 33 of the Remuneration Report.

THE NOMINATION COMMITTEE consists of the Chairman and all the Non-Executive Directors. The Committee meets as required and recommends to the Board candidates for appointment as Executive and Non-Executive Directors of the Company. The Committee periodically assesses what new skills, knowledge and experience are required on the Board and if appropriate, recommends a candidate profile which is then used to brief Recruitment Consultants appointed by the Committee to undertake the selection process. Initial meetings are held with prospective candidates and a shortlist of individuals are selected to meet with the Chairman, other Nomination Committee members and the Executive Directors. The Nomination Committee then meets and decides which candidate, if any, will be recommended to join the Board. This process was used for the appointment of Mr Abbott as a Non-Executive Director in November 2004.

Board Evaluation During the year the Chairman has held meetings with the Non-Executive Directors, without the Executives present. In addition, the Chairman issued a broad questionnaire to Board members for the purpose of assessing overall Board performance.

The responses from this questionnaire were collated independently by the Company Secretary to form the basis for one to one meetings between the Chairman and each Director to evaluate individual, Board and Committee performance. The Chairman subsequently prepared a report for Board consideration from which a list of actions was agreed.

The list of actions is maintained and monitored by the Company Secretary.

During the year, the Non-Executive Directors, led by Mr Temple in his capacity as the Senior Independent Director, met to review the performance of the Chairman, taking into account the views of the Executive Directors.

Board Attendance

Board and Committee Meetings The following table sets out the number of meetings of the Board and its Committees during the year and individual attendance by Board members at these meetings:

	Group Board	Audit Committee	Remuneration Committee	Nomination Committee
Number of meetings during the year	12	6	6	3
Chairman – R A Lawson	12	–	–	3
Executive Directors				
R B Butler	12	–	–	–
J L Hewitt	12	–	–	–
I Mason	12	–	–	–
Non-Executive Directors				
K Abbott[1]	5	3	2	1
L Atkinson[2]	12	3	6	3
T G Barker[3]	12	6	4	3
K Hamill	11	4	5	3
F D Lennertz	12	–	6	3
N J Temple	12	6	6	3
D S Winterbottom[4]	5	2	4	–

Notes: (1) K Abbott was appointed to the Board on 3 November 2004. (2) L Atkinson ceased to be a member of the Audit Committee on 3 November 2004. (3) T G Barker ceased to be a member of the Remuneration Committee on 3 November 2004. (4) D S Winterbottom retired from the Board on 16 July 2004.

Chairman, Chief Executive and Senior Independent Director

The roles of Chairman and Chief Executive are held by different individuals. The division of responsibilities between the Chairman and Chief Executive has been clearly established; their responsibilities are set out in writing and have been agreed by the Board.

The **Chairman** is responsible for leadership of the Board and for organising the business of the Board, ensuring its effectiveness and setting its agenda. The Chairman has no involvement in the day to day business of the Company. The Chairman facilitates the effective contribution of the Non-Executive Directors, and ensures Directors receive accurate, timely and clear information. He is also responsible for effective communication between the Board and shareholders.

The **Chief Executive** has direct charge of the Company on a day to day basis and is accountable to the Board for the financial and operational performance of the Group; and the determination of the strategy and the achievement of its objectives.

Mr Temple succeeded Mr Winterbottom as the **Senior Independent Director** when Mr Winterbottom retired from the Board in July 2004. Mr Temple is responsible for chairing the meeting of Non-Executive Directors for the purpose of evaluating the Chairman's performance and to provide a communication channel for shareholders if required.

Directors' Interest in Shares

The beneficial interests of the Directors in the shares of the Company are set out in the table below. The Directors have no non-beneficial interests.

	31 March 2005	31 March 2004
K Abbott[1]	–	–
L Atkinson	2,260	2,260
T G Barker	11,000	11,000
R B Butler	38,349	38,349
K Hamill	5,183	5,183
J L Hewitt	75,382	75,382
R A Lawson	403,374	403,374
F D Lennertz	8,034	8,034
I Mason	37,349	37,349
N J Temple	10,040	7,040
D S Winterbottom[2]	3,108	3,108

Notes: (1) or in the case of Mr Abbott, at the date of his appointment. (2) or in the case of Mr Winterbottom, at the date of his resignation. As at 31 March 2005 the Electrocomponents Qualifying Employee Share Ownership Trust (the "Quest") and the Electrocomponents Employee Trust (the "EET") (together the "Trusts") held 40,358 and 308,417 shares respectively. Because Executive Directors are potential beneficiaries of the Trusts they are treated for company law purposes as being interested in the shares held in the Trusts.

Relations with shareholders

Executive Directors and senior executives have frequent discussions with institutional shareholders on a range of issues affecting the Group's performance, which include meetings following the announcement of the annual and interim results. The Chief Executive, Finance Director and Chairman meet with major shareholders to discuss performance, strategy and governance, and the Non-Executive Directors are available for discussions with shareholders if required. The Finance Director reports to the Board on meetings with shareholders.

Shareholders have been given the opportunity to meet with the Chairman and other Board Directors at last year's Annual General Meeting and the "Electrocomponents at Home" day held in December 2004. The Senior Independent Director is available to attend meetings with major shareholders at their request.

An annual survey is also conducted by UBS, with a representative group of shareholders to obtain their views on strategy and performance, the results of which are communicated to and discussed by the Board. The Company seeks to ensure that all Directors, including the Chairmen of the relevant Board Committees and Senior Independent Director, are available to answer questions at the Annual General Meeting. The Company also has a website (www.electrocomponents.com) which contains up-to-date information on Group activities.

Accountability and Audit

In its financial reporting to shareholders and other interested parties, by means of annual and interim results and periodic statements, the Board aims to present a balanced and easily understandable assessment of the Group's position and prospects.

Internal control The Combined Code places a requirement on Directors to review at least annually the effectiveness of the Group's system of internal control and to report to shareholders that they have done so.

In accordance with the Turnbull Committee Guidance on internal control there is an ongoing process of risk management and internal control, which includes a formal report to the Board twice each year.

The Board is responsible for the effectiveness of the Group's system of internal control. The system of internal control has been designed and implemented to meet the particular requirements of the Group and the risks to which it is exposed. The internal control system can provide reasonable but not absolute assurance against material misstatement or loss.

The processes to identify, assess and manage the risks to the Group's continued success are an integral part of the system of internal control. These processes include systems to assess operational risks, the monthly forecasting procedure, the review and management of key projects and capital expenditure. The appointment of senior managers is reviewed annually through our succession planning process.

Internal Financial Controls Internal financial controls represent the systems employed by the Directors to enable them to discharge their responsibility for financial matters. Those responsibilities are noted on page 34. The main financial control elements are described below.

Clear terms of reference set out the duties of the Board and its Committees, with delegation of operating responsibility through the Executive Directors' Committee to management in all locations. Operating company controls are detailed in Group Finance and Group Treasury manuals that specify the controls necessary in identified areas of financial risk. Smaller Group companies are supported by Group, regional and process specialists in key areas.

Financial reporting systems are comprehensive and include weekly, monthly and annual reporting cycles. Monthly management accounts together with updated forecasts are prepared by all operating companies and Group-wide processes. These are compared against previous month forecasts and prior year actuals and variances are reviewed by the Group Executive Management team, Executive Directors' Committee and by the Board. Specific reporting systems cover treasury operations, major investment projects and legal and insurance activities, which are reviewed by the Board and its Committees on a regular basis.

The Group has a team of internal operational auditors which has an annually agreed audit programme approved by the Audit Committee. The team reports regularly to the Audit Committee on the results of audits performed and reviews self-certification internal control questionnaires completed by operating management.

The Board and the Audit Committee have reviewed the effectiveness of the Group's system of internal control and internal financial control during the period covered by this report.

Audit Independence The Audit Committee and Board put great emphasis on the objectivity of our auditors KPMG Audit Plc (KPMG) in their reporting to shareholders.

The Audit Committee met six times during the year ended 31 March 2005 and senior representation from KPMG was present at three of these meetings to ensure full and open communication.

The overall performance of the auditors is reviewed annually by the Audit Committee, taking into account the views of management, and this is reported to senior members of KPMG. This forms part of KPMG's own system of quality control. The Audit Committee also has discussions with the auditors, without management being present, on the adequacy of controls and on any significant area where management judgement has been applied.

The scope of the year's audit is discussed in advance by the Audit Committee. Audit fees are reviewed by the Audit Committee after discussions between the Operating Companies and the local KPMG offices and a review by Group management and are then recommended to the Board for approval. Professional rules require rotation of the Group Audit Engagement Director. This took place in July 2004 when the current Director was appointed, replacing the previous Director who had held the post for five years.

The annual appointment of our auditors by the shareholders at the Annual General Meeting is a fundamental safeguard, but beyond this, controls have been in place for some years to ensure that additional work performed by the auditors is appropriate and subject to proper review.

With respect to non-audit assignments undertaken by KPMG the Company has developed a policy to ensure that the provision of such services does not impair the external Auditor's independence or objectivity.

The policy is as follows:

- When considering the use of the external auditors to undertake non-audit work, the Finance Director should at all times give consideration to the provisions of the Smith Report with regard to the preservation of independence.
- The external auditors must certify to the Company that they are acting independently.
- In providing a non-audit service, the external auditors should not (as summarised in the Smith Report):
  - audit their own work;
  - make management decisions for the Company;
  - create a mutuality of interest; or
  - find themselves in the role of advocate for the Company.
- Before commissioning such work, the Audit Committee or the Finance Director as appropriate must ensure that the external auditors are satisfied that there is no issue as regards independence.

- The Finance Director has authority to commission the external auditors to undertake non-audit work where there is a specific project with a cost that is not expected to exceed £50,000. This work has to be reported to the Audit Committee at its next meeting. If the cost is expected to exceed £50,000, the agreement of the Audit Committee is required before the work is commissioned. In either case, other potential providers should be adequately considered.
- The Finance Director monitors all work done by the external auditors or other providers of accountancy services anywhere in the Group in excess of £10,000.

Going Concern

After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Compliance with Combined Code

During the year ended 31 March 2005, the Directors consider that the Company complied with the provisions set out in Section 1 of the Combined Code in force during the year ended on that date, except that the current Senior Independent Director who assumed the role in July 2004 has not as yet attended any meetings with major shareholders. He has not been requested to attend such meetings, although it is envisaged that he will be given the opportunity to attend such meetings in the future. In addition, Kevin Abbott, who joined the Board in November 2004, has not yet had the opportunity to meet with major shareholders. It is anticipated that major shareholders will be able to meet Mr Abbott at the forthcoming Annual General Meeting.

Payment to Suppliers

The Group agrees terms and conditions for its business transactions with suppliers. Payment is then made according to these terms, subject to the supplier fulfilling its obligations. The Company has no trade creditors. Supplier payment days for the continuing operations of the Group outstanding at 31 March 2005 represent 44 days (2004: 44 days) of average purchases.

Employment Policies

The Group values highly the commitment of its employees and has maintained its practice of communicating business developments to them wherever practicable. Regular staff appraisals and consultations take place with individuals and the employees' representatives. The Group remains supportive of the employment and advancement of disabled persons and complies with the Core International Labour Organisation Conventions and prohibits the employment of underage or forced labour.

Capital Gains Tax

For Capital Gains Tax purposes the valuation of the Company's 10p ordinary shares at 5 April 1982 was 40p.

Substantial Shareholders

As at 20 May 2005 the following substantial shareholdings had been notified to the Company:

	Number of shares	Percentage held
Silchester International Investors Limited	53,689,024	12.33%
UBS AG	48,982,782	11.25%
Sprucegrove Investment Management Limited	27,909,398	6.41%
Prudential plc	21,171,556	4.86%
Legal & General Investment Management Limited	14,720,419	3.38%

As far as the Directors are aware there were no other notifiable interests.

Share Capital

Full details of share options and shares issued under the terms of the Company's share schemes can be found in note 29 to the accounts on page 55.

During the year the Electrocomponents Employee Trust (EET) purchased no shares (2004: no shares) as referred to in note 17.

Political and Charitable Contributions

The Group made no political contributions during the year. Charitable contributions within the UK amounted to £29,087 (2004: £26,533) and outside the UK amounted to £9,365 (2004: £10,202).

Annual General Meeting

The Notice of the Annual General Meeting, which will be held at 2:00 p.m. on Friday 15 July 2005 at the Company's premises, The International Management Centre, 5000 Oxford Business Park South, Oxford, OX4 2BH, is set out on page 59.

In addition to conducting the ordinary business, the following special business will be considered:

RENEWAL OF DIRECTORS' AUTHORITY FOR THE PURCHASE BY THE COMPANY OF ITS OWN SHARES: This resolution will authorise market purchases of up to 43,525,000 ordinary shares (being approximately 10% of the issued share capital as at 20 May 2005), subject to a maximum price of 105% of the average of the market values of the shares for the five business days preceding any purchase and a minimum price of 10p per share. The Directors will only exercise this authority when satisfied it is in the best interests of shareholders and that any purchase will have a beneficial impact on earnings per share, having first considered other investment opportunities open to the Company. Your Directors expect to ask shareholders to approve renewal of the authority each year. 21,966,984 options to subscribe for equity shares were outstanding as at 20 May 2005, representing 5.05% of the issued share capital. If this resolution is passed and the full authority to buy back shares is used, then outstanding options to subscribe for equity shares will represent 5.61% of the issued share capital.

Listed companies are now permitted, subject to certain restrictions, to hold their own shares which they purchase in Treasury for resale or transfer at a later date, rather than being obliged to cancel them. If the Company were to purchase any of its own shares pursuant to the authority referred to above, it would consider holding them as treasury stock provided that the number does not at any time exceed 10% of the Company's issued share capital. This would provide the Company with additional flexibility in the management of its capital base. As at 20 May 2005, the Company held no ordinary shares in Treasury.

ALTERATION OF THE ARTICLES OF ASSOCIATION REGARDING INDEMNITIES FOR DIRECTORS AND OFFICERS: The Company's Articles of Association currently provide that every director, auditor or other officer of the Company shall, in certain circumstances, be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal in relation to the affairs of the Company. The resolution will, if approved, alter the Articles of Association to enable the Company to make use of the changes introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004 that relax certain of the prohibitions on companies indemnifying their directors against liability and permit companies to pay directors' defence costs as they are incurred.

By order of the Board

Carmelina Carfora
Company Secretary
25 May 2005

Remuneration Report

Remuneration Committee

Role and Membership

The long-established Remuneration Committee is responsible for recommending overall remuneration policy in respect of the Executive Directors, the Chairman and senior managers. The Committee was chaired during the year by Dr Leslie Atkinson. The other members of the Committee over the year were Mr Keith Hamill, Dr Dieter Lennertz, Mr Nick Temple, Mr Tim Barker until he ceased to be a member in November 2004, and Mr David Winterbottom until his retirement at the AGM in July 2004. Mr Kevin Abbott joined the Remuneration Committee in November 2004.

The Board as a whole determines the remuneration of the Non-Executive Directors.

During the year ended 31 March 2005 the Committee adhered to the principles and provisions of the Combined Code as it applied during that year. In preparing this Report, the Board has followed the provisions of Section B of the Combined Code.

Advisers

For the year under review, Kepler Associates have provided advice and data for salary reviews for the Executive Directors and senior managers to the Remuneration Committee. The Committee has also sought advice from Mercer Human Resource Consulting with respect to pension matters. These advisers have been appointed by the Remuneration Committee. The Chairman and Group Chief Executive Officer attended parts of meetings by invitation to respond to specific questions raised by the Committee and on matters relating to the performance and remuneration of senior managers. The Company Secretary acts as Secretary to this Committee.

Remuneration Policy

Executive Directors

The objectives in future years of the remuneration policy for Executive Directors are to provide a remuneration package which is competitive and performance-linked, to ensure that the Group can attract and retain executives who have the experience, skills and talents to operate and develop its businesses to their maximum potential, thereby delivering the highest level of return for shareholders.

The components of the remuneration package for Executive Directors are:

Non-Performance Related
- Basic Salary
- Pension
- Other Benefits such as Health Insurance

Performance Related
- Annual Bonus
- Long term Incentive

The Committee strives to ensure that shareholders' interests are best served by creating an appropriate balance between performance and non-performance related components of the remuneration package.

Additionally, the Committee has begun a comprehensive review of executive remuneration, to take place over the next 12 months to ensure it reflects the Company's needs, shareholders' views and developments in market practice.

Chairman and Non-Executive Directors

Remuneration comprises an annual salary for acting as Chairman or an annual fee for the Non-Executive Directors of the Company. An additional fee is paid to the Chairman of a Board Committee. The Chairman and Non-Executive Directors do not participate in the Company's incentive schemes, or annual bonus schemes, nor do they accrue any pension entitlement, although the Chairman holds options which he was granted when he was an Executive Director and has pension arrangements which relate to his service as an Executive Director.

No Non-Executive Director has a service contract with the Company.

The Chairman has the use of a company car and mobile phone and receives life insurance cover. Details of his service contract are set out on page 31 of this report.

Remuneration Components for Executive Directors

Basic Salary

In determining salary levels, the Committee takes into account comparable information for similar job functions in industrial service companies and other companies of a similar size. Allowance is made for the international spread and competitive nature of the Group's businesses and for the individual's experience, performance and contribution in the areas for which responsibility is held. Regard is also taken of salary levels throughout the Group.

Incentive Arrangements

Annual Bonus Plan

The aim of the Annual Bonus Plan is to ensure that the incentives for senior managers and Executive Directors are closely aligned to business performance.

The plan links remuneration to financial performance, which includes sales and profits and progress towards long term objectives.

The business targets are established by the Board and adopted by the Remuneration Committee on an annual basis and reflect market conditions as well as strategic and operational factors.

Performance targets for Executive Directors focus primarily on company performance and individual objectives. The Remuneration Committee has discretion to vary bonus payments for participants based on other aspects of performance.

The current maximum bonus opportunity for Executive Directors is 60% of salary. On target performance would yield a bonus of 20% of salary for each Director.

Annual bonus payments are not pensionable.

Long Term Incentive Share Option Plan (LTIOP)
The LTIOP, which replaced all other long term executive incentive plans in 2002, is designed to align long term incentives with the interests of shareholders. Participation in the plan extends to Executive Directors and senior managers.

Under the LTIOP, participants may be awarded options with a ten year life subject to stretching performance conditions based on total shareholder return (TSR) (share price growth plus reinvested dividends), with no options vesting unless performance is above the median for the selected comparator group, and full vesting only occurring if Electrocomponents is first out of the 14 in that group in terms of TSR. The Committee chose TSR because it felt it was the measure most aligned to shareholders' interests.

Options over a total of 4,959,435 ordinary shares in the Company were granted on 11 June 2004. These options were granted at an exercise price of 365p per share.

TSR performance is measured over a minimum period of three years from the date of grant but, if the target is not met at all, the period will be extended to four, and then five years from a fixed base. Once the target has been met in part, however, performance will not subsequently be retested and the unvested part of the option will lapse. If the target has not been met at all at the end of five years, the option will lapse.

For performance at or below median, no part of the option will vest. 25% of the option will vest for performance of one position above the median with full vesting if the Company is ranked first in the comparator group selected. Between those two levels, the option will vest on a sliding scale.

The Comparator Group for the grants made in 2002, 2003 and 2004 comprised:

Arrow Electronic Industries Inc	Avnet Inc	Brambles Industries plc	Buhrmann NV
Daetwyler Holdings AG	Grainger (WW) Inc	Hagemeyer NV	Manutan International SA
Misumi Corporation	Premier Farnell plc	Rexel SA	Takkt AG
Wolseley plc			

The mix of companies chosen reflects the business and geographic focus of the Group around the world. The Committee reviewed a range of benchmarks but found this comparator group, which includes our closest peers, to be the most appropriate.

It is anticipated that awards will be made in 2005 on the same terms and using the same comparator group. No other long term incentives will be awarded in 2005. As part of the review mentioned earlier it is the intention of the Remuneration Committee to eliminate retesting from future arrangements.

Long Term Incentive Plan (LTIP)
No LTIP awards have been made since June 2001, as it was replaced by the LTIOP. Under the LTIP, Executive Directors were granted conditional shares which would vest depending upon 3 year TSR performance compared with that of an appropriate comparator group selected at the time the award was made. The Committee chose TSR because it felt that it was the appropriate measure to reflect shareholder interests.

For the 1999 LTIP award, the Company's TSR performance was ranked 15th out of 38 (against the comparator group at that point in time) as at 4 July 2002, which resulted in 56.7% of the award vesting against the TSR criterion. As described in previous years' Remuneration Reports, retention of the shares released on the vesting of the awards was made subject to continued employment of the participants until June 2005. Details of these shares are disclosed in the Directors' Interests table on page 24.

For the 2001 LTIP award, Electrocomponents' TSR performance was ranked 27th out of 42 comparators which meant that none of the award vested and the award therefore lapsed.

There are no other awards outstanding.

1988 Executive Share Option Scheme (ESOS)
Mr Butler, Mr Lawson and Mr Mason hold outstanding options under the ESOS. The last ESOS award was made to the Executive Directors and Chairman in 1995. These options were not subject to performance conditions, in keeping with market practice at the time the scheme was established, but were subject to minimum holding periods of three, five or seven years before they could be exercised. No further awards will be granted under this scheme.

Savings Related Share Option Scheme

Executive Directors can participate in the Savings Related Share Option Scheme which is open to all UK employees or, if appropriate, the International Savings Related Share Option Scheme. Performance conditions have not been imposed as they are not permissible under UK Inland Revenue rules for this type of scheme.

Electrocomponents Group Pension Scheme ("the Scheme")

Executive Directors participate in the Scheme, which provides defined benefits on retirement. Pensionable salary is limited to basic salary, excluding all bonuses and other benefits. The pension accrual rate for Executive Directors is one-thirtieth for each year of service, subject to Inland Revenue restrictions.

Normal retirement age for Executive Directors is 60. The Scheme is a funded pension arrangement providing a pension on retirement of up to two-thirds of pensionable earnings, or the "earnings cap" if lower. No actuarial reduction will be applied to pension benefits accrued prior to 1 April 2003 if retirement is from age 55 or later. In the event of death before retirement, a capital sum equal to four times basic salary is payable together with a spouse's pension of two-thirds of the member's prospective pension at age 60 and children's pensions if appropriate. In the event of death in retirement, a spouse's pension of two-thirds of the member's pre-commutation pension is payable. Pensions in payment or in deferment are guaranteed to increase annually in February by the lesser of 5% or the increase in the RPI. Additional increases are payable at the discretion of the Company and the trustee of the Scheme.

Mr Lawson is a deferred member of the Scheme and continues to receive life insurance cover. The premium for life insurance benefit for Mr Lawson is included in the amount shown on page 32.

All Scheme benefits are subject to Inland Revenue limits. Where such limitation is due to the "earnings cap", arrangements may be agreed with individuals to compensate them for the reduction in benefits, either by salary supplement or through a funded unapproved retirement benefits scheme.

Mr Hewitt has elected to receive part of his additional entitlement as contributions to a funded unapproved retirement benefit scheme together with a salary supplement in lieu of part of his unapproved pension entitlement. Mr Mason has elected to receive a salary supplement in lieu of all of his unapproved pension entitlement. Salary supplements for both Messrs Hewitt and Mason are included in the table shown on page 32. Mr Butler's pension entitlement will be met from the Scheme in full as he is not subject to the "earnings cap".

The Remuneration Committee is currently reviewing implications of the new pensions tax regime from 6 April 2006 on the Company's pension arrangements. Its policy will be not to take on any additional costs or liabilities as a result of the legislation.

The following table gives details for each Director of:

- The annual accrued pension payable from normal retirement age, calculated as if he had left service at the year end, i.e. 31 March 2005;
- The increase in accrued pension attributable to service as a Director during the year;
- The transfer value of the accrued benefit at the year end;
- The transfer value of the accrued benefit at the previous year end; and
- The increase in the transfer value over the period.

These amounts exclude any (i) benefits attributable to additional voluntary contributions; and (ii) actual members' contributions.

Disclosure of Directors' Pension Benefits for the year ended 31 March 2005 (audited)

	Age at 31 March 2005 Years	Accrued pension as at 31 March 2005[b] £	Increase in accrued pension benefits £	Transfer value as at 31 March 2005[c] £	Transfer value as at 31 March 2004[c] £	Increase in transfer value less Directors' contributions[d] £
R B Butler	45	140,252	12,834	1,379,000	1,171,000	190,455
J L Hewitt[e]	57	14,167	2,067	245,000	197,000	42,935
R A Lawson[a]	60	75,334	3,606	1,516,000	1,319,000	197,000
I Mason	43	23,493	4,609	208,000	153,000	49,935

Notes: (a) Mr Lawson became a deferred member of the Scheme on 20 July 2001 on his appointment as Chairman Designate. This table only reflects the scheme benefits retained, and includes credit for transfers received and service to 20 July 2001. (b) Accrued pension benefits shown are the amounts which would be paid annually on retirement based on service to the end of the year. (c) Transfer values have been calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN11)(Version 9.1). (d) The increase in transfer value less Directors' contributions includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and Directors, such as stock market movements. It is calculated after deducting the Director's contributions. (e) Additional contributions of £103,750 were paid into a funded unapproved arrangement (FURB) for Mr Hewitt (2004: £101,368).

Other Benefits

All Executive Directors are provided with a company mobile phone, a company car (or a cash allowance) and medical insurance. The taxable value of these benefits is included in the Directors' emoluments table on page 32.

Service Contracts (not subject to audit)

All current Executive Directors have service contracts that are on a 12 month rolling basis. These contracts provide for 12 months' notice by the Company and by the Executive Directors.

Termination payments are limited to the Directors' normal compensation, including basic salary, annual incentives and benefits for the unexpired portion of the notice period subject to performance and Remuneration Committee discretion. However, the Committee will aim to minimise the level of payments to that Director having regard to all circumstances, including the Company's contractual obligations to the Director, the reason for the departure, and the Company's policy to apply mitigation in the case of severance.

The Company entered into the current contractual agreements with Mr Butler and Mr Mason on 1 March 2001 and with Mr Hewitt on 14 March 2001. These agreements replaced all prior arrangements.

Mr Lawson entered into a service agreement as Chairman of the Company on 20 July 2001. This agreement replaced all prior arrangements. The contract provides for 12 months' notice of termination to be given by the Company or by Mr Lawson at any time. It shall automatically terminate at the date of the Company's Annual General Meeting in 2006 unless renewed by the Company.

External Appointments (not subject to audit)

Executive Directors are encouraged to take up one non-executive position on the boards of other companies on the condition that any fees are remitted to the Company.

Performance Review (not subject to audit)

The following graph shows the five year Total Shareholder Return (TSR) performance of the Company relative to both the comparator group used for the 2002, 2003 and 2004 LTIOP grants and the FTSE All Share Index. These indices were chosen because they provide a comparison of the Company's performance against the comparator group chosen for the awards made under the LTIOP, the Company's main share incentive scheme, and a broad equity market index.

Brambles Industries plc who are part of the comparator group became a listed company on 31 August 2001 and have only been included in the comparator group from this date.


Value of £100 invested in Electrocomponents on 31 March 2000 to 31 March 2005 vs. LTIOP Comparator Group and the FTSE All Share Index
120
100
80
60
40
20
0
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04
Mar 05
Key:
Electrocomponents
LTIOP Comparator Group
FTSE All Share

The TSR of Electrocomponents' shares was -12.2% p.a. over the period compared with -7.7% p.a. for the LTIOP comparator group and -2.2% p.a. for the FTSE All Share Index.

Directors' Remuneration for the year ended 31 March 2005

Salary, Annual Bonus and Other Benefits (audited)

	Salary 2005 £	Salary 2004 £	In lieu of pension 2005 £	In lieu of pension 2004 £	Benefits 2005 £	Benefits 2004 £	Bonus 2005 £	Bonus 2004 £	Total 2005[c] £	Total 2004[c] £
Emoluments of the Chairman										
R A Lawson	178,333	160,000	–	–	24,899	23,462	–	–	203,232	183,462
Emoluments of Executive Directors										
R B Butler	292,417	285,500	–	–	9,549	13,877	–	50,000	301,966	349,377
J L Hewitt[a]	375,250	366,000	174,088	170,175	26,786	23,602	–	60,000	576,124	619,777
I Mason[a]	451,000	438,750	55,690	54,214	20,359	22,076	–	100,000	527,049	615,040
Totals	1,297,000	1,250,250	229,778	224,389	81,593	83,017	–	210,000	1,608,371	1,767,656
Fees of Non-Executive Directors										
K Abbott									14,800	–
L Atkinson[b]									45,083	35,000
T G Barker[b]									42,333	32,000
K Hamill									35,667	32,000
F D Lennertz									44,583	40,000
N J Temple									35,667	32,000
D S Winterbottom[b c]									14,417	35,000
Totals									1,840,921	1,973,656

Notes: (a) Provision of pension benefits under the Group's approved pension arrangements is restricted for employees joining the Scheme after 1 June 1989. During the year ended 31 March 2005, Mr Hewitt and Mr Mason have elected to receive salary supplements of £70,338 and £55,690 respectively (2004: £68,807 and £54,214) in lieu of the balance of their pension entitlements. In addition, Mr Hewitt also elected to receive payments to a FURB of £103,750 during the year (2004: £101,368). (b) Dr Atkinson, as Chairman of the Remuneration Committee and Mr Winterbottom (until his retirement in July) and Mr Barker (thereafter) as Chairmen of the Audit Committee, each receive an additional fee of £10,000 per annum pro rata. (c) No payments were made during the years ending 31 March 2004 or 31 March 2005 in connection with (i) compensation for loss of office, or (ii) reimbursable taxable expenses.

Directors' Interests in Incentive Plans and Share Options (audited)

Long Term Incentive Plan (LTIP) (Note a)

	Date of grant	Vesting date	Market price on grant	*Shares at 31 March 2004*	Granted in FY05	Shares vested in FY05	Lapsed in FY05	*Shares at 31 March 2005*
R B Butler[a]	30-Jun-01	30-Jun-04	544.3p	47,767	–	–	47,767	–
J.L Hewitt[a]	30-Jun-01	30-Jun-04	544.3p	60,628	–	–	60,628	–
R A Lawson[a]	30-Jun-01	30-Jun-04	544.3p	80,837	–	–	80,387	–
I Mason[a]	30-Jun-01	30-Jun-04	544.3p	58,791	–	–	58,791	–

Notes: (a) The awards granted under the LTIP on 30 June 2001 did not vest and so they lapsed on 30 June 2004.

Incentive Plans and Share Options (audited)

	Scheme	Date of grant	Vesting date	Expiration date	Exercise price	Shares under option 31 march 2004	Granted in FY05	Exercised in FY05	Lapsed in FY05	Shares under option 31 March 2005
R A Butler	1988 Executive	28-Jul-95	28-Jul-98	27-Jul-05	306.1p	24,750	–	–	–	24,750
		28-Jul-95	28-Jul-00	27-Jul-05	306.1p	14,850	–	–	–	14,850
		28-Jul-95	28-Jul-02	27-Jul-05	306.1p	9,900	–	–	–	9,900
	Savings Related	28-Jun-03	01-Sep-06	28 Feb-07	260.0p	3,557	–	–	–	3,557
	[a]LTIOP	22-Aug-02	21-Aug-05	21-Aug-12	312.0p	363,868	–	–	–	363,868
		16-Jun-03	15-Jun-06	15-Jun-13	349.0p	354,426	–	–	–	354,426
		11-Jun-04	10-Jun-07	10-Jun-14	365.0p	–	340,000	–	–	340,000
Total						771,351	340,000	–	–	1,111,351
J L Hewitt	Savings Related	28-Jun-03	01-Sep-08	28-Feb-09	260.0p	6,125	–	–	–	6,125
	[a]LTIOP	22-Aug-02	21-Aug-05	21-Aug-12	312.0p	461,333	–	–	–	461,333
		16-Jun-03	15-Jun-06	15-Jun-13	349.0p	454,806	–	–	–	454,806
		11-Jun-04	10-Jun-07	10-Jun-14	365.0p	–	435,000	–	–	435,000
Total						922,264	435,000	–	–	1,357,264
R A Lawson	1988 Executive	28-Jul-95	28-Jul-00	27-Jul-05	306.1p	54,080	–	–	–	54,080
		28-Jul-95	28-Jul-02	27-Jul-05	306.1p	13,520	–	–	–	13,520
Total						67,600	–	–	–	67,600
I Mason	1988 Executive	28-Jul-95	28-Jul-00	27-Jul-05	306.1p	30,300	–	–	–	30,300
		28-Jul-95	28-Jul-02	27-Jul-05	306.1p	20,200	–	–	–	20,200
	Savings Related	28-Jun-03	01-Sep-08	28-Feb-09	260.0p	6,125	–	–	–	6,125
	[a]LTIOP	22-Aug-02	21-Aug-05	21-Aug-12	312.0p	552,300	–	–	–	552,300
		16-Jun-03	15-Jun-05	15-Jun-13	349.0p	545,272	–	–	–	545,272
		11-Jun-04	10-Jun-07	10-Jun-14	365.0p	–	525,000	–	–	525,000
Total						1,154,197	525,000	–	–	1,679,197

Notes: (a) Awards made under the Long Term Incentive Option Plan are subject to performance conditions set out on page 29. The closing mid-market price of the shares on 31 March 2005 was 247.5p. *During the year, the price of shares varied between 247.5p and 377.8p. No other awards have been made during the year.*

By Order of the Board
Dr Leslie Atkinson
Chairman of the Remuneration Committee
25 May 2005

Directors' responsibility for the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the requirements of the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

This report and accounts contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained in our report and accounts.

Report of the Auditors

For the year ended 31 March 2005

Independent auditors' report to the members of Electrocomponents Plc

We have audited the financial statements of Electrocomponents plc which comprises the Consolidated profit and loss account, the Company and Group balance sheets, the Consolidated cash flow statement, the Consolidated statement of total recognised gains and losses, the Principal accounting policies and notes 1 to 34. We have also audited the information in the Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the Remuneration Report. As described on page 34, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors' is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the corporate governance statement on pages 22 to 26 reflects the company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration Report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 March 2005 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
25 May 2005

Consolidated profit and loss account

For the year ended 31 March 2005

	Note	2005 £m	2004 (as restated) £m
Turnover	2	773.9	759.3
Cost of sales		(361.8)	(350.9)
Gross profit		412.1	408.4
Distribution and marketing expenses		(298.8)	(290.9)
Administrative expenses			
– before amortisation of goodwill		(8.0)	(9.0)
– amortisation of goodwill		(9.4)	(10.2)
		(17.4)	(19.2)
Operating profit			
– before amortisation of goodwill		105.3	108.5
– amortisation of goodwill		(9.4)	(10.2)
		95.9	98.3
Net interest payable	3	(0.9)	(1.4)
Profit on ordinary activities before taxation	1, 2, 4	95.0	96.9
Profit before taxation and amortisation of goodwill		104.4	107.1
Taxation on profit on ordinary activities	7	(30.3)	(31.0)
Profit on ordinary activities after taxation	8	64.7	65.9
Dividend	9	(80.0)	(79.1)
Retained loss for the financial year		(15.3)	(13.2)
Earnings per share			
Basic	10		
– before amortisation of goodwill		17.0p	17.5p
– after amortisation of goodwill		14.9p	15.2p
Diluted	10		
– before amortisation of goodwill		17.0p	17.5p
– after amortisation of goodwill		14.9p	15.1p

Consolidated statement of total recognised gains and losses

For the year ended 31 March 2005

	Note	2005 £m	2004 (as restated) £m
Profit for the financial year		64.7	65.9
Translation differences		1.6	(29.2)
Total recognised gains and losses relating to the year		66.3	36.7
Prior year adjustment: implementation of UITF 38	17	(1.3)	
Total recognised gains and losses since last annual report		65.0	

All profits and losses are stated at historical cost.
The statement of movements on Group reserves is at note 30.

The notes on pages 41 to 57 form part of these accounts.

Balance sheets

As at 31 March 2005

	Note	Group 2005 £m	Group 2004 (as restated) £m	Company 2005 £m	Company 2004 (as restated) £m
Fixed assets					
Intangible fixed assets	11	129.6	141.8	–	–
Tangible fixed assets	12	165.8	163.3	28.6	30.0
Investments	14	0.2	0.1	393.3	377.8
		295.6	305.2	421.9	407.8
Current assets					
Stocks	18	142.3	128.7	–	–
Debtors	19	152.4	151.6	14.6	29.3
Investments	20	53.6	65.4	53.6	65.4
Cash at bank and in hand		11.2	7.9	38.1	34.2
		359.5	353.6	106.3	128.9
Creditors: amounts falling due within one year	21	(207.0)	(210.0)	(165.7)	(200.6)
Net current assets (liabilities)		152.5	143.6	(59.4)	(71.7)
Total assets less current liabilities		448.1	448.8	362.5	336.1
Creditors: amounts falling due after more than one year	22	(103.1)	(92.8)	(88.8)	(78.7)
Provisions for liabilities and charges	25	(14.3)	(11.6)	(2.6)	(2.4)
		330.7	344.4	271.1	255.0
Capital and reserves					
Called-up share capital	28	43.5	43.5	43.5	43.5
Share premium account	30	38.4	38.4	38.4	38.4
Retained earnings	30	248.8	262.5	189.2	173.1
Equity shareholders' funds		330.7	344.4	271.1	255.0

These accounts were approved by the Board of Directors on 25 May 2005 and signed on its behalf by:

J L Hewitt
Deputy Chairman and Group Finance Director

The notes on pages 41 to 57 form part of these accounts.

Consolidated cash flow statement

For the year ended 31 March 2005

	Note	2005 £m	2004 (as restated) £m
Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit		95.9	98.3
Amortisation of goodwill		9.4	10.2
Depreciation and other amortisation		22.3	22.8
(Increase) decrease in stocks		(13.6)	1.0
Decrease (increase) in debtors		6.2	(8.4)
(Decrease) increase in creditors		(2.8)	10.9
Net cash inflow from operating activities		117.4	134.8
Cash flow statement			
Net cash inflow from operating activities		117.4	134.8
Returns on investments and servicing of finance	32	(1.3)	(1.3)
Taxation		(31.2)	(31.3)
Capital expenditure	32	(23.8)	(19.2)
Free cash flow		61.1	83.0
Equity dividends paid	9	(80.0)	(75.4)
Cash (outflow) inflow before use of liquid resources and financing		(18.9)	7.6
Management of liquid resources	32	11.8	(41.6)
Financing			
Shares	32	–	0.1
Loans	32	14.2	42.0
Increase in cash in the year		7.1	8.1
Reconciliation of net cash flow to movement in net debt			
Increase in cash		7.1	8.1
Management of liquid resources		(11.8)	41.6
Financing – loans		(14.2)	(42.0)
Change in net debt relating to cash flows		(18.9)	7.7
Translation differences		(2.0)	4.7
Change in net debt for the year		(20.9)	12.4
Net debt at the beginning of the year		(34.5)	(46.9)
Net debt at the end of the year	33	(55.4)	(34.5)

The notes on pages 41 to 57 form part of these accounts.

Principal accounting policies

Basis of preparation
The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Changes in accounting policies
The accounts reflect the adoption, during the year, of UITF 38: accounting for ESOP trusts. This required a change in accounting policy and a restatement of prior year figures, as detailed in note 17 on page 50.

Basis of consolidation
All subsidiary accounts are made up to 31 March and are included in the consolidated accounts. The Group accounts comprise the consolidated accounts of the Company and its subsidiaries. A separate profit and loss account is not presented in respect of the Company, as provided by Section 230 of the Companies Act 1985.

Goodwill
Goodwill arising on all acquisitions prior to 31 March 1998 has been written off against reserves. On disposal of a business, the gain or loss on disposal includes that goodwill previously written off on acquisition. Following the introduction of FRS 10 in the year ended 31 March 1999, the Group chose not to restate goodwill that had been eliminated against reserves.

Goodwill arising on acquisitions after 1 April 1998 is capitalised and amortised on a straight-line basis over its estimated useful life, with a maximum of 20 years.

Other intangibles
The cost of acquired intangible assets are their purchase cost together with any incidental costs of acquisition. Amortisation is calculated to write off the cost of the asset on a straight-line basis over its estimated useful life, with a maximum of 20 years.

Investments in subsidiary undertakings
Investments in subsidiary undertakings including long term loans are included in the balance sheet of the Company at the lower of cost and the expected recoverable amount. Any impairment is recognised in the profit and loss account.

Investments in associated undertakings
Investments in undertakings, other than subsidiary undertakings, in which the Group has a substantial interest (20% or more) and over which it exerts significant influence are treated as associated undertakings.

Translation of foreign currencies
Overseas companies' profits, losses and cash flows are translated at average exchange rates for the year, and assets and liabilities at rates ruling at the balance sheet date. Exchange differences arising on foreign currency net investments are taken to reserves. Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains and losses on translation are included in the profit and loss account.

Financial instruments
Gains and losses on hedging instruments are not recognised in the performance statements until the exchange movement on the item being hedged is recognised.

Turnover
Turnover represents the sale of goods and services and is stated net of sales taxes. Freight recharged to customers is included within turnover.

Operating expense classification
Cost of sales comprises the cost of goods delivered to customers.

Distribution and marketing expenses include all operating company expenses, including freight expenses, together with the Supply Chain, Product Management, Media Publishing, Facilities, Information Systems and e-Commerce process expenses.

Administration expenses comprise Finance, Legal and Human Resources process expenses, together with the expenses of the Group Board.

Pension costs
In the United Kingdom the Group operates a pension scheme providing benefits based on final pensionable pay for eligible employees who joined on or before 1 April 2004. The scheme is administered by a corporate trustee and the funds are independent of the Group's finances. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over the working lives with the Group of those employees who are in the scheme. For employees who joined after 1 April 2004 the Group provides a defined contribution pension scheme. In addition to the UK schemes, benefits are provided elsewhere in the Group through defined contribution, defined benefit and government schemes.

The Group has decided not to adopt FRS 17 Retirement benefits early. The transitional disclosures required by FRS 17 can be found in note 6.

Long Term Incentive Plan and Long Term Incentive Share Option Plan

The consolidated profit and loss account includes the income and administration expenses of the Long Term Incentive Plan (LTIP) and the Long Term Incentive Share Option Plan (LTIOP), and the consolidated and Company balance sheets include the assets and liabilities of the Plans. Shares in the Company, held by the trust established to administer the Plans, are shown within reserves.

Government grants

Government grants related to expenditure on tangible fixed assets are credited to the profit and loss account at the same rate as the depreciation on the asset to which the grants relate. The amortised balance of capital grants is included within creditors.

Depreciation

No depreciation has been charged on freehold land. Other assets have been depreciated to residual value, on a straight-line basis at the following annual rates:

Freehold buildings	2%
Leasehold premises	term of lease, not exceeding 50 years
Warehouse systems	10-20%
Motor vehicles	25%
Mainframe computer equipment	20%
Network computer equipment	33%
Portable computers	50%
Computer software costs	12.5-50%
Other office equipment	20%

Stocks

Stocks are valued at the lower of cost and net realisable value. Work in progress and goods for resale include attributable overheads.

Catalogue costs

Prior to the issue of a catalogue, all related costs incurred are accrued and carried as a prepayment. On the issue of a catalogue, these costs are written off over the life of the catalogue, which mainly varies between six and twelve months. Major investments in new catalogue production systems are written off over the period during which the benefits of those investments are anticipated, such period not to exceed three years.

Net debt

Net debt comprises net cash and liquid resources less borrowings. Net cash comprises cash in hand and held with qualifying financial institutions in current accounts or overnight deposits net of overdrafts with qualifying financial institutions. Liquid resources include government securities, investment in money market funds and term deposits with qualifying financial institutions and are classed as investments under current assets. Borrowings represent term loans from qualifying financial institutions together with capital instruments classified as liabilities under FRS 4.

Deferred taxation

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Leases

The Group has no material assets held under finance leases.

Operating lease rentals are charged to the profit and loss account on a straight-line basis over the course of the lease period. The benefits of rent free periods and similar incentives are credited to the profit and loss account on a straight-line basis over the period up to the date on which the lease rentals are adjusted to the prevailing market rate.

Employee Share Trust

Where shares are issued to the Electrocomponents Qualifying Employee Share Ownership Trust (QUEST) an amount representing the difference between market value and the option price is transferred from the profit and loss account to the share premium account.

Notes to the consolidated accounts

For the year ended 31 March 2005

1 Analysis of income and expenditure

This analysis reconciles the Companies Act analysis shown in the Profit and Loss Account to the segmental analysis shown in note 2.

	2005 £m	2004 (as restated) £m
Turnover	773.9	759.3
Cost of sales	(361.8)	(350.9)
Distribution and marketing expenses	(227.3)	(222.3)
Contribution – before amortisation of goodwill	184.8	186.1
Distribution and marketing expenses within Process costs	(71.5)	(68.6)
Administration expenses – before amortisation of goodwill	(8.0)	(9.0)
Group Process costs	(79.5)	(77.6)
Administration expenses – amortisation of goodwill on the acquisition of Allied Electronics Inc	(9.2)	(10.0)
Administration expenses – amortisation of goodwill on the acquisition of RS Components AS (Norway)	(0.2)	(0.2)
Net interest payable	(0.9)	(1.4)
Profit before taxation	95.0	96.9

2 Segmental analysis

By geographical destination		2005 £m	2004 £m
Turnover:	United Kingdom	345.2	348.2
	Rest of Europe	247.6	245.0
	North America	111.8	102.2
	Japan	17.0	14.4
	Rest of World	52.3	49.5
		773.9	759.3

By geographical origin		2005 Total sales £m	2005 Inter-segment sales £m	2005 Turnover £m	2004 Total sales £m	2004 Inter-segment sales £m	2004 Turnover £m
Turnover:	United Kingdom	450.1	(91.3)	358.8	442.7	(81.7)	361.0
	Rest of Europe	249.2	(5.7)	243.5	247.0	(5.9)	241.1
	North America	112.9	(0.1)	112.8	103.0	(0.2)	102.8
	Japan	17.0	–	17.0	14.4	–	14.4
	Rest of World	43.6	(1.8)	41.8	42.5	(2.5)	40.0
		872.8	(98.9)	773.9	849.6	(90.3)	759.3

		2005 £m	2004 (as restated) £m
Profit before taxation:	United Kingdom	107.5	117.8
	Rest of Europe	56.0	51.0
	North America	15.8	13.3
	Japan	1.5	0.0
	Rest of World	4.0	4.0
	Contribution – before amortisation of goodwill	184.8	186.1
	Group Process costs	(79.5)	(77.6)
	Amortisation of goodwill – Allied (North America)	(9.2)	(10.0)
	Amortisation of goodwill – RS Norway (Rest of Europe)	(0.2)	(0.2)
	Net interest payable	(0.9)	(1.4)
		95.0	96.9

2 Segmental analysis continued

By geographical location		2005 £m	2004 (as restated) £m
Net assets:	United Kingdom	217.2	206.3
	Rest of Europe	69.3	68.9
	North America	28.3	23.5
	Japan	3.2	2.4
	Rest of World	23.9	22.2
	Net operating assets (excluding goodwill)	341.9	323.3
	Net debt	(55.4)	(34.5)
	Unallocated net assets	44.2	55.6
		330.7	344.4
Unallocated net assets comprise:			
Intangible fixed assets:			
goodwill – Allied (North America)		129.0	141.1
goodwill – RS Norway (Rest of Europe)		0.3	0.4
other intangibles		0.3	0.3
Corporate tax		(16.3)	(19.8)
Proposed dividend		(54.8)	(54.8)
Provisions for liabilities and charges		(14.3)	(11.6)
		44.2	55.6

3 Net interest payable

	2005 £m	2004 £m
Interest receivable	3.6	1.5
Interest payable	(4.5)	(2.9)
	(0.9)	(1.4)

4 Profit on ordinary activities before taxation

Profit before taxation is stated after charging (crediting):	2005 £m	2004 £m
Remuneration of the auditors and their associates:		
audit and expenses	0.6	0.6
taxation services and advice	0.2	0.2
other consultancy services worldwide	0.1	0.2
Depreciation	22.5	23.1
Amortisation of goodwill	9.4	10.2
Amortisation of government grants	(0.3)	(0.3)
Loss on disposal of fixed assets	0.1	–
Hire of plant and machinery	3.3	3.1

The fee in respect of the audit of the Company is £60,000 (2004: £52,000).

5 Employees

Numbers employed	2005	2004
The average number of employees during the year was:		
Management and administration	321	334
Distribution and marketing	4,672	4,639
	4,993	4,973

Of these staff, 2,331 were employed in the United Kingdom (2004: 2,275).

Aggregate employment costs	£m	£m
Wages and salaries	116.9	111.0
Social security costs	13.9	13.6
Pension costs	11.8	9.7
	142.6	134.3

The remuneration of individual Directors is detailed on page 32.

6 Pension schemes

The funding of the United Kingdom defined benefit scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2005 amounted to £8.1m (2004: £5.7m). In addition, the contributions paid by the Group to the defined contribution section of the Scheme in the year ended 31 March 2005 amounted to £0.4m (2004: £0.2m) and contributions to funded unapproved retirement benefit schemes of £0.3m (2004: £0.3m).

The most recent valuation (carried out in 2004) adopted a market related approach to funding using the projected unit credit method. The assumptions underlying the calculation of the liabilities were derived by reference to the gross redemption yield on long term gilts in conjunction with a pre-retirement equity enhancement, consistent with market conditions at the time of the valuation.

The principal assumptions applied in the 2004 valuation were therefore as follows:

	Past service	Future service
Investment return:		
before retirement	6.75%	7.50%
after retirement	5.00%	5.75%
Rate of future earnings inflation	4.00%	4.00%
Rate of increase in pensions payment	3.00%	3.00%

At the date of the 2004 valuation, the market value of the assets of the scheme was £173.2m, and the actuarial valuation of the assets covered 78% of the benefits that had accrued to the members after allowing for expected future increases in earnings. The corresponding deficit amounted to £47.7m. In order to eliminate this deficit, the Group is making annual payments of £4.3m (increasing at 3% per annum) over a period of 15 years to the scheme. This deficit funding is included in the £8.1m above. The next valuation will be carried out at 31 March 2007.

Under the statutory minimum funding requirement, the Scheme's funding level is estimated at between 135% and 140% as at 31 March 2005.

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined contribution basis in Australia and North America amounting to £0.7m (2004: £0.7m), on a defined benefit basis in Germany and Ireland amounting to £0.4m (2004: £0.4m), and via government schemes in France, Italy, Denmark and North Asia amounting to £1.6m (2004: £1.8m).

FRS 17 Disclosure

The disclosures required by FRS 17 in the third transitional year of adoption are set out below.

The Electrocomponents Group operates defined benefit schemes in the UK, Germany and the Republic of Ireland. The German scheme is unfunded, in line with local practice. The last actuarial valuation of the UK scheme was carried out as at 31 March 2004 and has been updated to 31 March 2005 by a qualified independent actuary in accordance with FRS 17. The last actuarial valuations of the German and Irish schemes were carried out as at 31 March 2005 by the respective independent scheme actuaries in accordance with the requirements of FRS 17.

6 Pension schemes continued

The principal assumptions used in the valuations of the liabilities of the Group's schemes under FRS 17 are:

	2005 United Kingdom	Germany	Republic of Ireland	2004 United Kingdom	Germany	Republic of Ireland	2003 United Kingdom	Germany	Republic of Ireland
Discount rate	5.40%	4.50%	4.50%	5.40%	5.25%	5.25%	5.50%	5.50%	5.50%
Rate of increase in salaries	3.90%	3.00%	4.00%	4.65%	3.00%	4.00%	4.25%	3.00%	4.00%
Rate of increase of pensions in payment	2.90%	2.00%	2.00%	2.90%	2.00%	2.00%	2.50%	2.00%	2.00%
Inflation assumption	2.90%	2.00%	2.00%	2.90%	2.00%	2.00%	2.50%	2.00%	2.00%

The expected long term rates of return on the schemes' assets as at 31 March were:

	2005 United Kingdom	Germany	Republic of Ireland	2004 United Kingdom	Germany	Republic of Ireland	2003 United Kingdom	Germany	Republic of Ireland
Equities	6.95%	n/a	6.70%	7.00%	n/a	7.30%	6.75%	n/a	7.40%
Corporate bonds	4.65%	n/a	n/a	4.65%	n/a	n/a	4.75%	n/a	n/a
Government bonds	3.95%	n/a	3.70%	4.00%	n/a	4.30%	3.75%	n/a	4.40%
Cash	4.00%	n/a	n/a	3.25%	n/a	n/a	3.00%	n/a	n/a
Other	n/a	n/a	4.70%	n/a	n/a	5.30%	n/a	n/a	5.40%

The valuations of the assets of the schemes as at 31 March were:

	2005 United Kingdom Valuation £m	Germany Valuation £m	Republic of Ireland Valuation £m	2004 United Kingdom Valuation £m	Germany Valuation £m	Republic of Ireland Valuation £m	2003 United Kingdom Valuation £m	Germany Valuation £m	Republic of Ireland Valuation £m
Equities	143.5	n/a	1.1	127.7	n/a	0.8	96.8	n/a	0.6
Corporate bonds	18.4	n/a	–	14.3	n/a	–	13.0	n/a	–
Government bonds	32.7	n/a	0.2	25.7	n/a	0.2	23.1	n/a	0.2
Cash	3.4	n/a	–	3.7	n/a	–	1.6	n/a	–
Other	–	n/a	–	–	n/a	0.1	–	n/a	0.3
Total market value of assets	198.0	–	1.3	171.4	n/a	1.1	134.5	n/a	1.1

The valuations of the schemes as at 31 March were:

	2005 United Kingdom Valuation £m	Germany Valuation £m	Republic of Ireland Valuation £m	Total Valuation £m	2004 United Kingdom Valuation £m	Germany Valuation £m	Republic of Ireland Valuation £m	Total Valuation £m
Total market value of assets	198.0	–	1.3	199.3	171.4	–	1.1	172.5
Present value of scheme liabilities	(239.3)	(5.3)	(1.7)	(246.3)	(217.6)	(3.6)	(1.2)	(222.4)
Deficit in the scheme	(41.3)	(5.3)	(0.4)	(47.0)	(46.2)	(3.6)	(0.1)	(49.9)
Related deferred tax asset	12.4	2.1	0.1	14.6	13.9	1.4	–	15.3
Net pension liability	(28.9)	(3.2)	(0.3)	(32.4)	(32.3)	(2.2)	(0.1)	(34.6)

The deficit of £3.2m in the German scheme is financed through existing book reserves established within the German accounts.

In addition, the value of the assets and liabilities held in respect of AVCs amounted to £0.9m as at 31 March 2005 (2004: £0.9m). The value of the assets and liabilities held in respect of the defined contribution section of the UK scheme amounted to £1.0m as at 31 March 2005 (2004: £0.2m).

If the above pension liability was recognised in the financial statements, the Group's net assets and profit and loss reserve as at 31 March would be as follows:

	2005 Profit and loss reserve £m	Net assets £m	2004 Profit and loss reserve (as restated) £m	Net assets (as restated) £m
As stated excluding pension liability and SSAP 24 balances	249.3	329.5	267.0	347.2
Net pension liability	(32.4)	(32.4)	(34.6)	(34.6)
Including net pension liability	216.9	297.1	232.4	312.6

6 Pension schemes continued

The amounts charged to the profit and loss account under FRS 17 would have been:

	2005 United Kingdom £m	Germany £m	Republic of Ireland £m	Total £m	2004 United Kingdom £m	Germany £m	Republic of Ireland £m	Total £m
Current service cost	(8.9)	(0.5)	(0.1)	(9.5)	(8.0)	(0.5)	–	(8.5)
Past service cost	–	–	–	–	–	–	–	–
Total charge to operating profit	(8.9)	(0.5)	(0.1)	(9.5)	(8.0)	(0.5)	–	(8.5)
Interest cost	(12.0)	(0.2)	(0.1)	(12.3)	(9.9)	(0.2)	(0.1)	(10.2)
Expected return on assets	11.1	–	0.1	11.2	8.2	–	0.1	8.3
Net debit to other finance expense	(0.9)	(0.2)	–	(1.1)	(1.7)	(0.2)	–	(1.9)
Total profit and loss pension charge	(9.8)	(0.7)	(0.1)	(10.6)	(9.7)	(0.7)	–	(10.4)

The amount included within the Group statement of total recognised gains and losses would have been:

	2005 United Kingdom £m	Germany £m	Republic of Ireland £m	Total £m
Actual less expected return on scheme assets	4.2	n/a	–	4.2
– as a % of scheme assets	2.1%		0.0%	
Experience gains and losses arising on the scheme liabilities	7.7	(0.1)	–	7.6
– as a % of scheme liabilities	(3.2)%	1.9%	0.0%	
Changes in assumptions underlying the present value of the scheme liabilities	(10.1)	(0.8)	(0.3)	(11.2)
Actuarial gain (loss) recognised in Group statement of total recognised gains and losses	1.8	(0.9)	(0.3)	0.6
– as a % of scheme liabilities	(0.8)%	17.0%	17.6%	

	2004 United Kingdom £m	Germany £m	Republic of Ireland £m	Total £m
Actual less expected return on scheme assets	25.3	n/a	0.1	25.4
– as a % of scheme assets	14.8%		9.1%	
Experience gains and losses arising on the scheme liabilities	(4.4)	0.1	–	(4.3)
– as a % of scheme liabilities	2.0%	(2.8)%	0.0%	
Changes in assumptions underlying the present value of the scheme liabilities	(22.1)	(0.2)	(0.1)	(22.4)
Actuarial loss recognised in Group statement of total recognised gains and losses	(1.2)	(0.1)	–	(1.3)
– as a % of scheme liabilities	0.6%	2.8%	0.0%	

	2003 United Kingdom £m	Germany £m	Republic of Ireland £m	Total £m
Actual less expected return on scheme assets	(48.9)	n/a	(0.4)	(49.3)
– as a % of scheme assets	(36.4)%		(36.4)%	
Experience gains and losses arising on the scheme liabilities	(1.4)	0.1	–	(1.3)
– as a % of scheme liabilities	0.8%	(3.3)%	0.0%	
Changes in assumptions underlying the present value of the scheme liabilities	(9.3)	(0.3)	–	(9.6)
Actuarial loss recognised in Group statement of total recognised gains and losses	(59.6)	(0.2)	(0.4)	(60.2)
– as a % of scheme liabilities	34.1%	6.7%	30.8%	

6 Pension schemes continued

The movement in deficit during the year would have been:

	United Kingdom £m	Germany £m	Republic of Ireland £m	Total £m
Deficit in scheme at the beginning of the year	(46.2)	(3.6)	(0.1)	(49.9)
Movement in year:				
Current service cost	(8.9)	(0.5)	(0.1)	(9.5)
Past service cost	–	–	–	–
Contributions	12.9	0.1	0.1	13.1
Other finance expense	(0.9)	(0.2)	–	(1.1)
Actuarial gain (loss)	1.8	(0.9)	(0.3)	0.6
Exchange differences	–	(0.2)	–	(0.2)
Deficit in scheme at the end of the year	(41.3)	(5.3)	(0.4)	(47.0)

7 Taxation

Taxation on the profit of the Group	2005 £m	2004 £m
United Kingdom corporation tax at 30%	24.6	33.2
United Kingdom deferred taxation	2.5	3.0
Double tax relief	(6.8)	(12.6)
	20.3	23.6
Overseas taxation – current	9.8	8.8
Overseas taxation – deferred	0.2	(1.4)
	30.3	31.0

All deferred taxation relates to the origination and reversal of timing differences.

Current tax is reconciled to a notional 30% of profit before taxation as follows:

	2005 £m	2004 £m
Expected tax charge	28.5	29.0
Overseas tax rates	1.4	1.1
Utilisation of tax losses	–	(0.2)
Creation of tax losses	1.8	3.1
Timing differences – capital allowances	(1.5)	(0.9)
Timing differences – goodwill deduction	(1.1)	(1.2)
Timing differences – other	(1.5)	0.9
Other	–	(2.4)
	27.6	29.4

8 Profit for the financial year

	2005 £m	2004 (as restated) £m
Dealt with in the accounts of the Company	96.1	55.7
Retained by subsidiaries	(31.4)	10.2
	64.7	65.9

9 Dividends

Profit and loss account	2005 £m	2004 £m
Interim dividend paid – 5.8p (2004: 5.6p)	25.2	24.3
Final dividend proposed – 12.6p (2004: 12.6p)	54.8	54.8
	80.0	79.1
Cash flow statement		
Final dividend for the year ended 31 March 2004	54.8	51.1
Interim dividend for the year ended 31 March 2005	25.2	24.3
	80.0	75.4

10 Earnings per share

	2005 £m	2004 (as restated) £m
Profit on ordinary activities after taxation	64.7	65.9
Amortisation of goodwill (excluding tax effect)	9.4	10.2
Profit on ordinary activities after taxation and before amortisation of goodwill	74.1	76.1
Weighted average number of shares	434,902,965	434,881,750
Dilutive effect of share options	92,751	709,285
Diluted weighted average number of shares	434,995,716	435,591,035

	pence	pence
Basic earnings per share		
Before amortisation of goodwill	17.0	17.5
After amortisation of goodwill	14.9	15.2
Diluted earnings per share		
Before amortisation of goodwill	17.0	17.5
After amortisation of goodwill	14.9	15.1

11 Intangible fixed assets

	Group		
Cost	Goodwill £m	Other intangibles £m	Total £m
At 1 April 2004	185.9	0.3	186.2
Translation differences	(3.9)	–	(3.9)
At 31 March 2005	182.0	0.3	182.3
Amortisation			
At 1 April 2004	44.4	–	44.4
Charged in the year	9.4	–	9.4
Translation differences	(1.1)	–	(1.1)
At 31 March 2005	52.7	–	52.7
Net book value			
At 31 March 2005	129.3	0.3	129.6
At 31 March 2004	141.5	0.3	141.8

There are no Company intangible fixed assets (2004: nil).

12 Tangible fixed assets

Cost	Group Land and buildings £m	Plant and machinery £m	Computer systems £m	Total £m	Company Land and buildings £m	Plant and machinery £m	Computer systems £m	Total £m
At 1 April 2004	94.1	97.4	106.1	297.6	31.1	8.6	0.5	40.2
Additions	0.1	4.7	20.3	25.1	–	–	0.1	0.1
Disposals	–	(1.4)	(2.2)	(3.6)	–	–	(0.1)	(0.1)
Reclassification	–	(0.2)	0.2	–	–	–	–	–
Translation differences	0.8	0.3	0.1	1.2	–	–	–	–
At 31 March 2005	95.0	100.8	124.5	320.3	31.1	8.6	0.5	40.2
Depreciation								
At 1 April 2004	19.6	66.8	47.9	134.3	3.3	6.4	0.5	10.2
Charged in the year	1.9	7.8	12.8	22.5	0.5	0.9	–	1.4
Disposals	–	(1.2)	(1.5)	(2.7)	–	–	–	–
Reclassification	–	(0.1)	0.1	–	–	–	–	–
Translation differences	0.1	0.2	0.1	0.4	–	–	–	–
At 31 March 2005	21.6	73.5	59.4	154.5	3.8	7.3	0.5	11.6
Net book value								
At 31 March 2005	73.4	27.3	65.1	165.8	27.3	1.3	–	28.6
At 31 March 2004	74.5	30.6	58.2	163.3	27.8	2.2	–	30.0

Net book value of land and buildings	Group 2005 £m	2004 £m	Company 2005 £m	2004 £m
Freehold land	11.4	11.3	6.4	6.4
Freehold buildings	57.2	58.2	20.9	21.4
Long leasehold	0.6	0.6	–	–
Short leasehold	4.2	4.4	–	–
	73.4	74.5	27.3	27.8
Net book value of plant and machinery				
Plant and machinery	24.5	27.1	1.3	2.1
Other office equipment	1.9	2.5	–	0.1
Motor vehicles	0.9	1.0	–	–
	27.3	30.6	1.3	2.2
Net book value of computer systems	65.1	58.2	–	–

All classes of tangible fixed assets are depreciated except for freehold land.

13 Capital commitments

	Group 2005 £m	2004 £m	Company 2005 £m	2004 £m
Contracted capital expenditure at 31 March, for which no provision has been made in these accounts	0.5	1.6	–	–

14 Investments

	Group 2005 £m	2004 (as restated) £m	Company 2005 £m	2004 (as restated) £m
Subsidiary undertakings	–	–	393.3	377.8
Associated undertakings	0.2	0.1	–	–
	0.2	0.1	393.3	377.8

15 Subsidiary undertakings

Cost	Shares £m	Loans £m	Total £m
At 1 April 2004	175.1	218.1	393.2
Additions	–	15.5	15.5
Disposals/repayments	–	–	–
At 31 March 2005	175.1	233.6	408.7
Provisions			
At 1 April 2004	–	15.4	15.4
Released in the year	–	–	–
At 31 March 2005	–	15.4	15.4
Net book value			
At 31 March 2005	175.1	218.2	393.3
At 31 March 2004	175.1	202.7	377.8

16 Principal subsidiary undertakings and associated undertakings

	Principal location	Country of incorporation
Mail order of electronic, electrical and mechanical products		
RS Components Pty Limited*	Sydney	Australia
RS Components GesmbH*	Gmünd	Austria
Allied Electronics (Canada) Inc.*	Ottawa	Canada
RS Componentes Electrónicos Limitada*	Santiago	Chile
RS Components A/S*	Copenhagen	Denmark
Radiospares Composants SNC*	Beauvais	France
RS Components GmbH*	Frankfurt	Germany
RS Components Limited*	Kowloon	Hong Kong
RS Components & Controls (India) Ltd†	New Delhi	India
RS Components SpA*	Milan	Italy
RS Components KK*	Yokohama	Japan
RS Components Sdn Bhd*	Kuala Lumpur	Malaysia
RS Components BV*	Haarlem	Netherlands
RS Components Limited*	Auckland	New Zealand
RS Components AS*	Haugesund	Norway
RS Components (Shanghai) Company Ltd*	Shanghai	People's Republic of China
Radionics Limited*	Dublin	Republic of Ireland
RS Components Pte Limited*	Singapore	Singapore
Amidata SA*	Madrid	Spain
RS Components AB*	Vällingby	Sweden
RS Components Limited	Corby	United Kingdom
Allied Electronics Inc.*	Fort Worth, TX	United States of America
Holding and Management Companies		
Electrocomponents France SARL*	Beauvais	France
Electrocomponents UK Limited	Oxford	United Kingdom
RS Components Holdings Ltd*	Oxford	United Kingdom
Electrocomponents North America, Inc.*	Laytonsville, MD	United States of America

Except as stated below all of the above are wholly owned. Those companies marked with an asterisk are indirectly owned.

The companies operate within their countries of incorporation. RS Components Limited (UK) exports to most countries where we do not have a trading company and operates branch offices in Japan, South Africa, Taiwan, and the Philippines.

RS Components Limited also operates under the names of RS Calibration, RS Mechanical and RS Health & Safety in the United Kingdom.

Notes: † RS Components & Controls (India) Ltd (RSCC) is a joint venture with Controls & Switchgear Company Ltd, a company registered in India. The authorised share capital of this company is Rs20m, of which Rs18m is issued and owned in equal shares by Electrocomponents UK Limited and its joint venture partner. RS Components Limited supplies product and catalogues to RSCC, while office space and distribution network are provided by Controls & Switchgear. During the year ended 31 March 2005 the Group made sales of £0.5m (2004: £0.5m) to RSCC and supplied catalogues at a cost to RSCC of £0.1m (2004: £0.1m). RSCC is treated in the accounts as an associated undertaking.

17 Own shares

UITF 38: Accounting for ESOP Trusts, effective for periods ending on or after 22 June 2004, requires the assets and liabilities of the Group's ESOP trust to be recognised in the Group's financial statements where there is defacto control of those assets and liabilities. The Company's own shares held by the ESOP trust should be deducted from shareholders' funds until they vest unconditionally with employees. Prior to the adoption of UITF 38, the Company's own shares held by the ESOP trust were recognised as an asset on the balance sheet at the lower of cost and net realisable value.

Compliance with UITF 38 has reduced the 2004 investments and shareholders' funds by £1.3m and increased profit for the year ended 31 March 2004 by £0.2m. The estimated impact on the current year's profit if UITF 38 had not been adopted would have been to reduce net profit by £0.2m. The new standard has no impact on cash flows.

During the year no ordinary shares in the Company were purchased by the trustees (2004: none). At 31 March 2005, a total of 308,417 (2004: 308,417) ordinary shares in the Company were held by the Electrocomponents Employee Trust, all of which were under option to employees for a nominal consideration. The market value of the shares at 31 March 2005 was £763,332.

At 31 March 2005, a total of 40,358 (2004: 40,826) ordinary shares in the Company were also held by the QUEST, all of which were under option to employees as detailed in note 29. The market value of the shares at 31 March 2005 was £99,886.

18 Stock

	Group 2005 £m	2004 £m
Raw materials and consumables	1.9	2.3
Work in progress	2.5	2.6
Finished goods and goods for resale	137.9	123.8
	142.3	128.7

There is no Company stock (2004: nil).

19 Debtors

	Group 2005 £m	2004 £m	Company 2005 £m	2004 £m
Trade debtors	126.9	129.0	–	–
Amounts owed by subsidiary undertakings	–	–	11.9	26.9
Amounts owed by associated undertakings	0.3	0.7	–	–
Other debtors	3.8	4.0	0.1	0.4
Corporate tax	2.2	2.0	–	–
Prepaid catalogue expenses	8.3	8.1	–	–
Other prepayments and accrued income	5.8	5.7	0.8	0.8
Amounts falling due within one year	147.3	149.5	12.8	28.1
Other debtors falling due after more than one year:				
Corporate tax	0.2	0.1	–	–
Prepaid pension costs	4.1	1.2	1.8	1.2
Other debtors	0.8	0.8	–	–
	152.4	151.6	14.6	29.3

20 Investments – current assets

	Group 2005 £m	2004 £m	Company 2005 £m	2004 £m
Bank deposits	53.6	65.4	53.6	65.4

21 Creditors: amounts falling due within one year

	Group 2005 £m	2004 £m	Company 2005 £m	2004 £m
Bank overdrafts (unsecured)	2.2	0.7	21.9	57.3
Current instalments of loans (see note 23)	25.5	24.2	24.9	23.6
Trade creditors	70.6	70.1	–	–
Amounts owed to subsidiary undertakings	–	–	61.8	61.6
Corporate tax	18.7	21.9	–	0.3
Other taxation and social security	9.7	10.5	0.1	0.1
Other creditors	4.8	7.0	0.1	0.3
Government grants	0.3	0.3	–	–
Accruals and deferred income	20.4	20.5	2.1	2.6
Proposed dividend	54.8	54.8	54.8	54.8
	207.0	210.0	165.7	200.6

22 Creditors: amounts falling after more than one year

	Group 2005 £m	2004 £m	Company 2005 £m	2004 £m
Loans repayable after more than one year (see note 23)	92.5	82.9	88.8	78.7
Other creditors	5.8	4.9	–	–
Government grants	4.8	5.0	–	–
	103.1	92.8	88.8	78.7

23 Loans

	Group 2005 £m	2004 £m	Company 2005 £m	2004 £m
Australian Dollar bank loans	3.4	3.6	3.4	3.6
Euro bank loans	4.3	4.8	–	–
Hong Kong Dollar bank loans	6.8	3.8	6.8	3.8
Japanese Yen bank loans	33.6	32.1	33.6	32.1
New Zealand Dollar bank loans	–	0.3	–	0.3
Singapore Dollar bank loans	2.3	2.8	2.3	2.8
South African Rand bank loans	5.3	5.2	5.3	5.2
US Dollar bank loans	62.3	54.5	62.3	54.5
	118.0	107.1	113.7	102.3
Amounts falling due within one year or on demand	(25.5)	(24.2)	(24.9)	(23.6)
	92.5	82.9	88.8	78.7
Loans repayable in more than one but not more than two years	0.6	0.6	–	–
Loans repayable in more than two but not more than five years	90.7	80.5	88.8	78.7
Loans repayable in more than five years	1.2	1.8	–	–
	92.5	82.9	88.8	78.7

The bank loans are at variable rates of interest and are unsecured.

24 Financial risk management

For the purpose of these disclosures the Group has excluded short term debtors and creditors where permitted by FRS 13, the accounting standard on derivatives and other financial instruments.

Further information on Treasury and financial management is included in the Operating and Financial Review.

(a) Interest rate risk

The interest rate profile of the Group's financial assets and financial liabilities at 31 March is set out below:

Financial assets	2005 Floating rate financial assets £m	2005 Financial assets on which no interest is receivable £m	2005 Total £m	2004 Floating rate financial assets £m	2004 Financial assets on which no interest is receivable £m	2004 Total £m
Euro	17.5	0.3	17.8	13.7	0.3	14.0
Sterling	44.6	–	44.6	57.0	–	57.0
US Dollars	–	–	–	0.1	–	0.1
Other	2.7	0.5	3.2	2.5	0.5	3.0
Total financial assets	64.8	0.8	65.6	73.3	0.8	74.1

At 31 March the financial assets of the Group comprised:	2005 £m	2004 £m
Debtors due after more than one year	0.8	0.8
Investments	53.6	65.4
Cash at bank and in hand	11.2	7.9
	65.6	74.1

Floating rate financial assets comprise: bank deposits, bearing interest at rates fixed in advance for periods ranging from overnight to 12 months by reference to the relevant inter-bank rate; money market fund investments, bearing interest rates close to the overnight inter-bank rates; and current account cash balances, typically bearing nominal rates of interest.

Financial liabilities	2005 Fixed rate financial liabilities £m	2005 Floating rate financial liabilities £m	2005 Total £m	2004 Fixed rate financial liabilities £m	2004 Floating rate financial liabilities £m	2004 Total £m
Australian Dollars	–	3.6	3.6	–	3.6	3.6
Euro	–	5.1	5.1	4.8	0.4	5.2
Hong Kong Dollars	–	6.9	6.9	–	3.8	3.8
Japanese Yen	–	33.6	33.6	–	32.4	32.4
Singapore Dollars	–	2.9	2.9	–	2.8	2.8
South African Rand	–	5.6	5.6	–	5.2	5.2
US Dollars	–	62.3	62.3	–	54.5	54.5
Other	–	0.2	0.2	–	0.3	0.3
Total financial liabilities	–	120.2	120.2	4.8	103.0	107.8

At 31 March the financial liabilities of the Group comprised:	2005 £m	2004 £m
Bank overdrafts repayable on demand (unsecured)	2.2	0.7
Current instalments of loans (see note 23)	25.5	24.2
Loans repayable between one and two years (see note 23)	0.6	0.6
Loans repayable between two and five years (see note 23)	90.7	80.5
Loans repayable in more than five years (see note 23)	1.2	1.8
	120.2	107.8

The floating rate financial liabilities comprise bank borrowings, bearing interest at rates fixed in advance for periods ranging from overnight to 12 months by reference to the relevant inter-bank rate, plus overdraft balances.

25 Provisions for liabilities and charges

	Group deferred taxation £m	Company deferred taxation £m
At 1 April 2004	11.6	2.4
Profit and loss account	2.6	0.2
Translation differences	0.1	–
At 31 March 2005	**14.3**	**2.6**

Deferred taxation	Group 2005 £m	2004 £m	Company 2005 £m	2004 £m
Amounts provided:				
Accelerated capital allowances	15.1	14.1	2.1	2.1
Tax losses	(10.7)	(8.7)	–	–
Goodwill	6.3	5.9	–	–
Other short term timing differences	3.6	0.3	0.5	0.3
	14.3	11.6	2.6	2.4
Deferred taxation				
Amounts not provided:				
Rolled over capital gains	0.5	0.5	–	–
Tax losses	(11.3)	(13.0)	–	–
	(10.8)	(12.5)	–	–

The tax losses are recognised when recoverability is probable in the foreseeable future.

26 Lease commitments

The Group has entered into non-cancellable leases in respect of plant and machinery, the payments for which extend over a period of up to five years. The total annual rental (including interest) for 2005 was £3.3m (2004: £3.1m). The lease agreements provide that the Group will pay all insurance, maintenance and repairs. In addition, the Group leases certain properties on short and long term leases. The annual rental on these leases was £6.5m (2004: £7.2m as restated). The rents payable under these leases are subject to renegotiation at various intervals specified in the leases.

The Group pays all insurance, maintenance and repairs of these properties. The minimum annual rentals under the foregoing leases are as follows:

	Group Properties 2005 £m	2004 (as restated) £m	Plant and machinery 2005 £m	2004 £m	Company Properties 2005 £m	2004 £m	Plant and machinery 2005 £m	2004 £m
Operating leases which expire:								
within one year	0.6	1.2	1.4	0.6	–	–	–	–
within two to five years	4.8	4.9	2.7	2.7	–	–	0.2	0.1
after five years	1.0	1.0	–	–	–	–	–	–
	6.6	7.1	4.1	3.3	–	–	0.2	0.1

2004 Group commitments have been restated to remove £3.7m of intragroup lease commitments. The annual rental paid on property leases in 2004 has also been reduced by £3.7m to remove intragroup lease payments made.

27 Contingent liabilities

At 31 March 2005 the following contingent liabilities existed:

Company Guarantees in respect of bank facilities available to certain subsidiaries up to a maximum of £17.3m (2004: £16.3m), of which £1.2m (2004: £0.1m) had been drawn down by the end of the year.

(b) Borrowing facilities
As at 31 March 2005 the Group had a £202.6m committed borrowing facility (2004: £135.1m) denominated in US Dollars, of which £113.6m was undrawn (2004: £56.4m). The undrawn amount will all expire in between two and five years.

(c) Fair values of financial assets and financial liabilities
It is considered that the fair value of all the Group's financial assets and liabilities approximates to their carrying value because of the short term nature of these amounts.

(d) Group hedging
The Group hedges a very high percentage of the foreign currency exposure arising from its trading activities over the course of the next 12 months, through the use of forward foreign exchange contracts.

The Company provides foreign currency inter-company loans to a number of its subsidiaries. The foreign currency asset in the parent company is hedged in full using currency swaps over equal and opposite external foreign currency borrowings. This has the effect on a Group basis of converting an inter-company loan into a partial hedge against net foreign currency assets in the relevant currency.

The following table shows the nominal Sterling amount of the forward foreign exchange contracts in place at 31 March 2005 valued at the forward contracted rates and at the year end rates. The difference between the two is the unrecognised gain or loss. The hedges have no book value.

Forward foreign exchange contracts	2005 Hedging trading flows £m	2005 Hedging inter-company debt £m	2005 Total £m	2004 Hedging trading flows £m	2004 Hedging inter-company debt £m	2004 Total £m
Notional principal amounts valued at the contracted rates:						
to sell Sterling and buy foreign currency	(17.9)	–	(17.9)	(40.8)	–	(40.8)
to buy Sterling and sell foreign currency	93.5	–	93.5	85.9	–	85.9
Total net amount:	75.6	–	75.6	45.1	–	45.1
Unrecognised gains and losses compared to year end rates:						
gains			1.7			3.4
losses			(0.7)			(1.8)
Total net unrecognised gains			1.0			1.6
Fair value at 31 March 2005*			74.6			43.5

*Fair value is calculated as the amount of Sterling that would be received if the net amount of foreign currency sold forward was revalued at year end rates.

Throughout the year and as at the year end, the Group had one interest rate swap. This converted fixed interest to floating interest on 6.3m Euro (£4.3m). The unrecognised gain arising on this interest rate swap as at 31 March 2005 was £0.2m (2004: nil).

Gains and losses on hedges	Gains £m	Losses £m	Total net gains (losses) £m
Unrecognised gains and losses at 1 April 2004	3.4	(1.8)	1.6
Gains and losses arising in previous years that were recognised in the year ended 31 March 2005	(3.3)	1.8	(1.5)
Gains and losses arising before 1 April 2004 that were not recognised in the year ended 31 March 2005	0.1	–	0.1
Gains and losses arising in the year ended 31 March 2005 that were not recognised in the year	1.6	(0.7)	0.9
Unrecognised gains and losses on hedges at 31 March 2005	1.7	(0.7)	1.0

£1.6m of the unrecognised gains and all of the unrecognised losses as at 31 March 2005 will be recognised within the next 12 months.

(e) Currency exposures
At 31 March 2005 the Group had no forecast foreign currency exposures for the year ended 31 March 2006 which were not covered by forward foreign exchange contracts (2004: nil).

28 Share capital

	2005 Number of shares	2004 Number of shares	2005 £m	2004 £m
Ordinary shares of 10p each:				
Authorised	500,000,000	500,000,000	50.0	50.0
Called up and fully paid:				
At 1 April 2004	435,246,655	435,206,655	43.5	43.5
New share capital subscribed	12,416	40,000	–	–
At 31 March 2005	435,259,071	435,246,655	43.5	43.5

All of the new share capital subscribed in 2005 related to the exercise of share options (see note 29).

29 Share option schemes

	Executive options 1988 Scheme	Executive options LTIOP scheme	SAYE schemes	US S423 scheme	Total
Movement in outstanding options:					
At 1 April 2004	2,854,525	12,481,912	3,678,552	39,117	19,054,106
Grants in the year	–	4,959,435	700,223	6,233	5,665,891
Options exercised	(7,200)	–	(1,693)	(3,991)	(12,884)
Options lapsed	(45,800)	(1,572,441)	(892,918)	(7,491)	(2,518,650)
At 31 March 2005	2,801,525	15,868,906	3,484,164	33,868	22,188,463
Consideration in respect of exercises	£0.0m	–	£0.0m	£0.0m	£0.0m
Options granted	1995 to 2001	2002 to 2004	1999 to 2004	2003 to 2004	
Period of option	2005 to 2011	2005 to 2014	2005 to 2009	2005 to 2006	
Price per share					
Lowest	306.1p	312.0p	260.0p	278.0p	
Highest	686.0p	371.0p	529.0p	306.0p	
Weighted average	504.7p	340.9p	366.2p	283.2p	

Executive Share Options are normally exercisable during the period between the third and tenth anniversaries of the date of grant. For options issued prior to 1999 not more than 50% of the option may be exercised prior to the fifth anniversary of the date of grant and not more than 80% prior to the seventh anniversary. For options issued in 1999 or later, exercise is subject to meeting a performance target. No more options will be granted under this scheme. The Long Term Incentive Share Option Plan (LTIOP) was approved by shareholders at the 2002 AGM and the first grant was made during that year. Options are subject to performance criteria and if they meet these will be exercisable between the third and tenth anniversaries of the date of grant. Options issued under the SAYE schemes are normally exercisable during the period of six months following either the third or fifth anniversary of the date of grant. For options issued under the US section 423 scheme, 20% are exercisable on or after the first anniversary of the date of grant, with the balance exercisable after the second anniversary. Share options outstanding to the Directors of the Company are detailed in the Remuneration Report.

Financial Statements

30 Reserves

	Share premium account £m	Retained earnings: Own shares £m	Retained earnings: Profit and loss account £m	Total £m
Group				
At 1 April 2004	38.4	–	263.8	302.2
Prior year adjustment: implementation of UITF 38	–	(1.7)	0.4	(1.3)
At 1 April 2004 as restated	38.4	(1.7)	264.2	300.9
Retained loss for the year	–	–	(15.3)	(15.3)
Translation differences	–	–	1.6	1.6
Premium on new share capital subscribed	–	–	–	–
At 31 March 2005	38.4	(1.7)	250.5	287.2
Company				
At 1 April 2004	38.4	–	174.4	212.8
Prior year adjustment: implementation of UITF 38	–	(1.7)	0.4	(1.3)
At 1 April 2004 as restated	38.4	(1.7)	174.8	211.5
Retained profit for the year	–	–	16.1	16.1
Premium on new share capital subscribed	–	–	–	–
At 31 March 2005	38.4	(1.7)	190.9	227.6

The cumulative amount of goodwill written off directly to consolidated profit and loss reserves in respect of subsidiaries that form part of the Group's continuing activities at 31 March 2005 is £42.8m (2004: £42.8m).

31 Reconciliations of movements in shareholders' funds

	Group 2005 £m	Group 2004 (as restated) £m	Company 2005 £m	Company 2004 (as restated) £m
Profit for the year	64.7	65.9	96.1	55.7
Dividend	(80.0)	(79.1)	(80.0)	(79.1)
Retained loss for the year	(15.3)	(13.2)	16.1	(23.4)
Translation differences	1.6	(29.2)	–	–
New share capital subscribed	–	0.1	–	0.1
Net reduction in equity	(13.7)	(42.3)	16.1	(23.3)
Equity shareholders' funds as originally stated	345.7	388.2	256.3	279.8
Prior year adjustment: implementation of UITF 38	(1.3)	(1.5)	(1.3)	(1.5)
Equity shareholders' funds at the beginning of the year	344.4	386.7	255.0	278.3
Equity shareholders' funds at the end of the year	330.7	344.4	271.1	255.0

32 Gross cash flows – Group

	2005 £m	2004 £m
Returns on investments and servicing of finance		
Interest received	3.5	1.6
Interest paid	(4.8)	(2.9)
Net cash outflow from returns on investments and servicing of finance	(1.3)	(1.3)
Capital expenditure and financial investment		
Purchase of intangible fixed assets	–	(0.3)
Purchase of tangible fixed assets*	(24.6)	(23.2)
Sales of tangible fixed assets	0.8	4.2
Receipt of capital grants	–	0.1
Net cash outflow for capital expenditure and financial investment	(23.8)	(19.2)
*Including capital accruals the purchase of fixed assets figure would be £25.1m (2004: £22.8m)		
Management of liquid resources		
Net decrease (increase) in bank deposits	11.8	(41.6)
Net cash outflow from management of liquid resources	11.8	(41.6)
Financing		
Issue of ordinary share capital	–	0.1
New bank loans	35.0	63.0
Repayment of bank loans	(20.8)	(21.0)
Net cash inflow from financing	14.2	42.1

33 Analysis of changes in net debt – Group

	At 1 April 2004 £m	Cash flows £m	Other non-cash changes £m	Translation differences £m	At 31 March 2005 £m
Cash at bank and in hand	7.9	8.5		(5.2)	11.2
Overdrafts	(0.7)	(1.4)		(0.1)	(2.2)
		7.1			
Current instalments of loans	(24.2)	(1.5)	(0.6)	0.8	(25.5)
Loans repayable after more than one year	(82.9)	(12.7)	0.6	2.5	(92.5)
		(14.2)			
Current asset investments	65.4	(11.8)		–	53.6
	(34.5)	(18.9)	–	(2.0)	(55.4)

34 Principal exchange rates

	2005 Average	2005 Closing	2004 Average	2004 Closing
Euro	1.47	1.46	1.44	1.50
Japanese Yen	198	202	192	193
United States Dollar	1.85	1.89	1.70	1.85

Five year record

Year ended 31 March	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Turnover					
RS/Allied	773.9	759.3	743.7	759.6	823.9
Pact	–	–	–	–	31.2
Group	773.9	759.3	743.7	759.6	855.1
Operating profit					
RS/Allied (including Group Process costs)	105.3	108.5	102.3	108.7	130.9
Pact	–	–	–	–	–
Operating profit – before amortisation of goodwill	105.3	108.5	102.3	108.7	130.9
Amortisation of goodwill	(9.4)	(10.2)	(11.3)	(12.0)	(11.6)
Exceptional loss on closure	–	–	–	–	(6.9)
Net interest payable	(0.9)	(1.4)	(1.2)	(3.2)	(6.8)
Profit before taxation	95.0	96.9	89.8	93.5	105.6
Profit before taxation and exceptional loss	95.0	96.9	89.8	93.5	112.5
Profit before taxation, exceptional loss and goodwill amortisation	104.4	107.1	101.1	105.5	124.1
Taxation	(30.3)	(31.0)	(29.3)	(30.6)	(34.6)
Profit after taxation	64.7	65.9	60.5	62.9	71.0
Dividends	(80.0)	(79.1)	(73.9)	(69.2)	(59.8)
Retained (loss) profit	(15.3)	(13.2)	(13.4)	(6.3)	11.2
Goodwill	129.3	141.5	176.6	208.5	219.7
Net debt	(55.4)	(34.5)	(46.9)	(53.0)	(75.5)
Other net assets	256.8	237.4	257.0	255.5	270.7
Net assets employed	330.7	344.4	386.7	411.0	414.9
Number of shares in issue (million)					
Weighted average (excludes own shares held)	434.9	434.9	434.8	434.1	433.1
Year end	435.3	435.2	435.2	435.0	434.2
Dividends per share	18.4p	18.2p	17.0p	15.9p	13.8p
Earnings per share (before amortisation of goodwill and exceptional loss)	17.0p	17.5p	16.5p	17.3p	20.2p
Profit before taxation, exceptional loss and goodwill amortisation on net assets	31.6%	31.1%	26.1%	25.7%	29.9%
Average number of employees	4,993	4,973	5,028	4,974	5,041
Share price at 31 March	247.5p	341.5p	257.0p	478.0p	548.0p
Net asset value per share	76.0p	79.1p	88.9p	94.5p	95.6p

All four prior years have been restated in accordance with UITF 38.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Electrocomponents plc will be held at the Company's premises: The International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH on Friday 15 July 2005 at 2:00 p.m.

The business of the meeting will be:

Ordinary business

Report and Accounts

1 To receive the accounts and the reports of the Directors and the auditors for the year ended 31 March 2005.

Directors' Remuneration Report

2 To approve the Directors' Remuneration Report for the year ended 31 March 2005.

Declaration of dividend

3 To declare a final dividend on the ordinary shares.

Retiring Directors

4 To elect Mr K Abbott as a Director.

5 To re-elect Mr R A Lawson as a Director.

6 To re-elect Mr K Hamill as a Director.

7 To re-elect Dr F D Lennertz as a Director.

Auditors' appointment and remuneration

8 To reappoint KPMG Audit Plc as auditors of the Company and to authorise the Directors to agree their remuneration.

Special business

To consider and, if thought fit, pass the following resolutions which will be proposed as Special Resolutions:

Renewal of Directors' authority to allot shares

9 That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company (ordinary shares) provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,525,000;

(b) the minimum price which may be paid for ordinary shares is 10p per ordinary share;

(c) the maximum price which may be paid for ordinary shares is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such a time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract.

Alteration of the Articles of Association – indemnity to directors and officers

10 That Article 165.1 of the Company's Articles of Association be deleted and replaced with the following:

"Subject to the provisions of CA 1985, but without prejudice to any indemnity which he may otherwise be entitled, every Director, alternate Director, Secretary or other officer of the Company (except the Auditors) shall be entitled to be indemnified out of the assets of the Company against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Article 165.1 shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this Article 165.1, or any element of it, to be treated as void under CA 1985."

By order of the Board

Carmelina Carfora
Company Secretary
25 May 2005

Registered Office: International Management Centre,
5000 Oxford Business Park South, Oxford, OX4 2BH
Registered Number: 647788

Notes:

(i) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of him. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending or voting at the meeting if he/she subsequently wishes to do so.

(ii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered in the Register of Members of the Company as at 6:00 p.m. on 13 July 2005 will be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant Register of Members after 6:00 p.m. on 13 July 2005 will be disregarded in determining the rights of any person to attend or vote at the Meeting.

(iii) A form of proxy is enclosed. To be effective a proxy form and the authority (if any) under which it is signed or a notarially certified copy of such authority must be deposited at the offices of the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL by *not later than 2:00 p.m. on Wednesday 13 July 2005.*

(iv) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 15 July 2005 at 2:00 p.m. and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST *Personal Members or other CREST sponsored members, and those CREST members who have appointed* a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate *CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with* CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the *responsibility of the CREST member concerned to take (or, if the CREST member is a CREST* personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(v) The Register of Directors' Interests and copies of all Contracts of Service of the Directors together with terms and conditions of appointment of the Non-Executive Directors are available for inspection during business hours at the registered office of the Company and will be available for inspection at the place of the Meeting from half an hour before the time of the Meeting until the conclusion of the Meeting.

(vi) Biographical details of the Directors who are proposed for re-election or election at the Annual General Meeting are set out on pages 20 and 21.

Principal locations

United Kingdom

Electrocomponents plc
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom
Tel: (44) (0) 1865 204000
Fax: (44) (0) 1865 207400
www.electrocomponents.com

RS Components Ltd
PO Box 99, Corby
Northants NN17 9RS
United Kingdom
Tel: (44) (0) 1536 201234
Fax: (44) (0) 1536 405678
www.rswww.com

Rest of Europe

RS Components GesmbH
Postfach 79
Albrechtser Strasse 11
A-3950 Gmuend, Austria
Tel: (43) 2852 53765
Fax: (43) 2852 53223
www.rs-components.at

RS Components
Paepsem Business Park
Bd Paepsemlaan 22
1070 Anderlecht, Belgium
Tel: (32) 2 528 0788
Fax: (32) 2 528 0789
www.rsonline.be

RS Components A/S
Vibevej 11
DK-2400 Copenhagen NV
Denmark
Tel: (45) 38 16 9900
Fax: (45) 38 10 3319
www.rsonline.dk

Radiospares SAS
Rue Norman King
F-60000 Beauvais Cedex
France
Tel: (33) 3 44 10 1500
Fax: (33) 3 44 10 1507
www.radiospares.fr

RS Components GmbH
Hessenring 13b
64546 Moerfelden-Walldorf
Germany
Tel: (49) 6105 401234
Fax: (49) 6105 401100
www.rsonline.de

Radionics Ltd
Glenview Industrial Estate
Herberton Road, Rialto
Dublin 12
Republic of Ireland
Tel: (353) 1 4153123
Fax: (353) 1 4153111
www.radionics.ie

RS Components SpA
Via De Vizzi, 93/95
1-20092 Cinisello Balsamo
Milano
Italy
Tel: (39) 02 66 0581
Fax: (39) 02 66 058051
www.rswww.it

RS Components BV
Bingerweg 19
2031 AZ Haarlem
The Netherlands
Tel: (31) 23 516 6500
Fax: (31) 23 516 6501
www.rsonline.nl

RS Components AS
Hvamsvingen 24
2013 Skjetten
Norway
Tel: (47) 6483 4000
Fax: (47) 6483 4010
www.rsonline.no

Amidata SA
Avda. De Europa 19, Edif 3
28224 Pozuelo de Alarcon Madrid
Spain
Tel: (34) 91 512 9600
Fax: (34) 91 475 6747
www.amidata.es
www.rsportugal.com

RS Components AB
Vällingbyplan 13
162 65 Vällingby
Sweden
Tel: (46) 8 445 8900
Fax: (46) 8 687 1152
www.rsonline.se

North America

Allied Electronics Inc.
7410 Pebble Drive
Fort Worth, Texas, TX 76118
United States of America
Tel: (1) 817 595 3500
Fax: (1) 817 595 6444
www.alliedelec.com

Allied Electronics (Canada) Inc.
1155 Lola St.
Unit 6, Ottawa
Ontario, K1K-4C1
Canada
Tel: (1) 613 228 1964
Fax: (1) 613 228 8006
www.alliedelec.com

Japan

RS Components KK
West Tower 12F
Yokohama Business Park
134 Godocho, Hodogaya
Yokohama, Kanagawa 240-0005
Japan
Tel: (81) 45 335 8550
Fax: (81) 45 335 8554
rswww.co.jp

Rest of World

RS Components Pty Ltd
PO Box 6864
Wetherill Park
New South Wales 1851
Australia
Tel: (61) 2 9681 8552
Fax: (61) 2 9681 8655
www.rsaustralia.com

RS Componentes Electrónicos Limitada
Avda. Américo Vespucio 2290
Conchalí, Santiago
Chile
Tel: (56) 2 668 1400
Fax: (56) 2 668 1410
www.rschile.cl

RS Components Sdn Bhd
Lot 12, Jalan Pensyarah U1/26
Seksyen U1
Hicom Glenmarie Industrial Park
40150 Shah Alam
Selangor Darul Ehsan
Malaysia
Tel: (603) 5032 1133
Fax: (603) 5032 2133
www.rswww.com.my

RS Components Ltd
31F Wyler Centre Phase II, U1
200 Tai Lin Pai Road
Kwai Chung, New Territories
Hong Kong
Tel: (852) 2610 2990
Fax: (852) 2610 2991
www.rshongkong.com

RS Components & Controls (India) Ltd
44 Okhla Industrial Estate
New Delhi 110 020, India
Tel: (91) 11 63 26 991/2
Fax: (91) 11 63 26 993
www.rs-components.com/india

RS Components Limited
Units 30 & 31 Warehouse World
761 Great South Road
Penrose, Auckland
New Zealand
Tel: (64) 9 526 1600
Fax: (64) 9 579 1700
www.rsnewzealand.com

RS Components Ltd
Unit 21
B1 Multinational Bancorporation
Centre 6805 Ayala Avenue, Makati
City, Philippines
Tel: (63) 2 888 4030
Fax: (63) 2 888 4034
www.rswww.com.ph

RS Components Pte Ltd
31 Tech Park Crescent
Singapore 638040
Tel: (65) 6865 3400
Fax: (65) 6865 3800
www.rscomp.com.sg

RS Components (SA)
1&2 Indianapolis Street
Kyalami Business Park
Kyalami, Midrand
South Africa
Tel: (27) 11 691 9300
Fax: (27) 11 466 1577
www.rssouthafrica.com

RS Components Limited
10F No 3, Section 1
Ming Sheng Road
Panchiao, Taipei Hsien
Taiwan, ROC
Tel: (886) 2 2957 9902
Fax: (886) 2 2959 9844
www.rstaiwan.com

RS Components Ltd, Mainland China Liaison Offices
Beijing: (86) (0) 10 8499 0555
Guangzhou: (86) (0) 20 8732 1859
Shanghai: (86) (0) 21 5385 4238
Shenzhen: (86) (0) 208 732 1859
Wuhan: (86) (0) 27 8732 2601
Xian: (86) (0) 29 821 4848

Registered office, advisers and financial calendar

Registered office

Electrocomponents plc
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom
Tel: (44) (0) 1865 204000
Fax: (44) (0) 1865 207400
Website: www.electrocomponents.com

Financial calendar

Announcement of results
The results of the Group are normally published at the following times.

Interim report for the six months to 30 September in early November.
Preliminary announcement for the year to 31 March in late May.
Report and Accounts for the year to 31 March in June.

Dividend payments
Current policy is to make dividend payments at the following times:

Interim dividend in January.
Final dividend in July.

2005 final dividend

Ex-dividend date	22 June
Record date	24 June
Annual General Meeting	15 July
Dividend paid	22 July

Advisers

Auditors
KPMG Audit Plc
PO Box 695, 8 Salisbury Square
London EC4Y 8BB

Merchant Bankers
Citigroup
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Solicitors
Norton Rose
Kempson House
Camomile Street
London EC3A 7AN

Stockbrokers
UBS
1 Finsbury Avenue
London EC2M 2PP

Shareholder Services

Shareview
A website, www.shareview.co.uk, has been developed by Lloyds TSB Registrars, the Company's registrar, enabling shareholders to access shareholdings online. The website provides information useful to the management of investments together with an extensive schedule of frequently asked questions.

In order to view shareholdings the shareholder reference number is required which can be found at the top of share certificates or on the last dividend tax voucher.

Produced by Black Sun Plc
Printed by Royle Corporate Print
Photography by Dean Belcher

This Annual Report is printed on paper produced from totally chlorine free pulp, and from fully sustainable forests.







For more information please visit our website
www.electrocomponents.com



International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom

t: (44) (0) 1865 204000
f: (44) (0) 1865 207400